SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month November 2011

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

CREDICORP LTD.

Third Quarter 2011 Results

Lima, Peru, November 03, 2011 - Credicorp (NYSE:BAP) announced today its unaudited results for the third quarter of 2011. These results are reported on a consolidated basis in accordance with IFRS in nominal U.S. Dollars.

HIGHLIGHTS

•      Continuing the dynamic business activity of the first half of the year, Credicorp reported strong net earnings of US$ 170.9 million in 3Q11 which represent a ROAE of 22.6%. All of its other ratios reflect good performance this 3Q11 with ROAA of 2.3%, a PDL Ratio of 1.54% and a sustained efficiency ratio of 40.6%.
•      This net earnings result is, however, slightly lower (-1.9%) than that seen last Q, but 9.4% stronger compared to the same Q of last year. This was due primarily to the negative impact of currency movements (0.9% depreciation of Nuevo Sol against US Dollar) on translation results and taxes as well as lower contributions from ASB -given the market volatility- and PPS.
•      Excellent business performance is better reflected in the operating result, which was 15.2% stronger QoQ reaching US$240.5 million in 3Q11, but could not offset the negative impact of the currency volatility mentioned above.
•      Loan growth remained strong with a 5.8% expansion in average daily outstanding balances. Quarter-end loan growth however did not reflect this expansion given that balances at the end of the previous quarter were particularly high. In this context, growth was only 1.2% QoQ.
•      Portfolio quality remained sound with a stable PDL ratio of 1.54%. Provision requirements this 3Q were significantly lower to sustain a stable coverage in excess of 190%. In this scenario, provisions totaled US$ 42.7 million this Q vs. US$ 60.3 million and US$ 52.3 million for 2Q11 and 3Q10 respectively, due to low quarter-end loan growth.
•      Following strong loan expansion, net interest income increased 6.4% over 2Q, contributing to an improvement in the operating result and higher NIM, which was 5% in 3Q11 vs. 4.7% for the previous Q.
•      Fee income was flat this Q, but slightly better gains on securities resulted in a 3.1% increase in non-financial income for the Q.
•      The insurance business also reported good results. Net earned premiums were up 8% this Q in a context where operating income fell slightly due to higher claims and acquisition costs incurred in the health business. This led to US$ 49.2 million in operating profits, which may reflect a slight drop of 6.9% QoQ but still indicate 11.3% growth YoY.
•      Despite being in expansion mode, OpEx growth continued at a controlled pace showing only 2.9% QoQ growth, which is comparable to the previous Q’s OpEx result.
•      BCP’s 3Q operating results reflect the same business expansion and no additional elements affected performance in this area. In fact, BCP’s strong operating results were able to absorb the translation loss and higher taxes and still post bottom line growth. In this context, BCP’s contribution to Credicorp’s bottom line reached US$ 140.4 million, which represents a 4.3% increase in terms of the US$ 134.6 million posted in 2Q11. ROAE this 3Q was 27.4%.
•      Given the nature of its business, difficulties in the international markets have affected ASB. In this context, ASB’s contribution to Credicorp this 3Q11 was down 35.7% to US$ 7.4 million vs. US$ 11.5 million in 2Q due to continuously low market rates and valuations for some derivatives valuations. ROAE reached 16.6 % this Q.
•      PPS’s performance was also somewhat weaker this 3Q as its contribution to Credicorp dropped 47.0% to US$ 13.3 million. Strong net earned premiums growth of 8.0% and a 28.1% decrease in other direct costs were not enough to offset a 17.0% increase in claims and 4.5% in commissions paid. This led to a 7.6% decline in PPS’s underwriting results. The aforementioned, coupled with significantly lower financial income and translation losses, led to a weaker contribution this Q.
•      Prima’s performance was stable with operating income of US$ 12.6 million in 3Q11, which represented an increase of 2.5% QoQ. This result was offset by a translation loss and higher income tax expenses. Consequently net income totaled US$ 7.6 million, which represented a decline of 2.7% with regard to 2Q11’s result.
•      Overall and despite the weaker performance of some sectors, Credicorp posted excellent results once again this Q. Operating results reveal the strength of the business, which is not fully reflected in the bottom line results given that the translation losses present in all subsidiaries had a double negative impact on Credicorp’s bottom line given that it also leads to higher taxes.
•      Year to date results reached US$ 520.1 million, revealing a robust 17.7% increase compared to the same period of last year.

I. Credicorp Ltd.

Overview

Despite fears that political uncertainty in the previous quarter would have a stronger impact; business activity continued the dynamic trend seen in the first half of the year. In this context, Credicorp reported strong business activity this 3Q and net earnings of US$ 170.9 million, which represent a ROAE of 22.6% for the quarter. All other ratios also reflect good performance this 3Q11 with ROAA of 2.3%, a PDL Ratio of 1.54% and a sustained efficiency ratio of 40.6%.

This bottom line result is, nonetheless, slightly lower (-1.9%) QoQ and reflects the negative impact of the temporary strength of the US Dollar (0.9% depreciation of Nuevo Sol against US Dollar) on translation results and taxes as well as a lower contribution from ASB -given the market volatility- and PPS. Compared to the same Q of last year, this result shows a 9.4% growth.

Lending activity and business development were robust this 3Q and are better reflected in the operating result, which at US$240.5 million was 15.2% stronger in 3Q11 vs. US$ 208.7 million the previous quarter. Nevertheless, these stronger results could not completely offset the impact of the volatility surrounding the US Dollar, which peaked right at the end of September. This high point in the US Dollar exchange rate was captured at quarter-end and generated a translation loss of about $7.2 million for 3Q as well as a subsequently higher effective tax rate as taxes are calculated according to local accounting in Soles. These accounting/taxation rules lead to a double positive impact in terms of translation gains or a double negative impact with regard to translation losses, as was the case this 3Q.

The particularly strong operating result is the direct result of dynamic lending activity, as is evident in the robust 5.8% expansion in average daily balances that led to a net interest income increase of 6.4% over 2Q. Furthermore, some spreads were expanded given a strong demand for credit. The aforementioned led to higher NIM, which was 5% in 3Q11 vs. 4.7% for the previous Q. This strong lending performance is not reflected in quarter-end loan growth, which posted only 1.2% QoQ expansion over the high Q-end balance of the previous 2Q.

Portfolio quality remained sound with a stable PDL ratio of 1.54%. Provision requirements were significantly lower this Q to sustain a stable coverage of above 190%. In this context, provisions for 3Q11 totaled US$ 42.7 million vs. US$ 60.3 million and US$ 52.3 million for 2Q11 and 3Q10 respectively, due to low quarter-end loan growth.

Fee income was flat this Q, but slightly better gains on the sale of securities resulted in a 3.1% increase in non-financial income for the Q.

The insurance business also reported good growth with net earned premiums up 8% for the Q. However, higher claims and acquisition costs incurred in the life & health businesses led the group to post US$ 49.2 million in operating profits, which may represent a drop of 6.9% QoQ but still indicates 11.3% growth YoY.

Despite being in expansion mode, OpEx growth has yet to fully reflect growth and continues to move at a controlled pace. In this context, expansion this 3Q was only 2.9%, which is similar to the figure posted in previous Q’s.

All of the aforementioned led to a reported net income attributable to Credicorp of US$ 170.9 million. This result, however, fails to reflect the strong operating performance reported this quarter, which was attributable to continuing sound growth in the Peruvian market. However, the year to date result reached US$ 520.1 million revealing a very strong 17.7% growth compared to the same period of last year.

Credicorp Ltd.	Quarter			Change %		Year ended		Change %
US$ 000	3Q11	2Q11	3Q10	QoQ	YoY	Sep 11	Sep 10	YoY
Net Interest income	330,473	310,461	271,438	6.4%	21.7%	951,006	775,457	22.6%
Net provisions for loan losses	(42,676)	(60,259)	(52,303)	-29.2%	-18.4%	(144,451)	(126,379)	14.3%
Non financial income	206,445	200,152	193,987	3.1%	6.4%	612,372	558,349	9.7%
Insurance premiums and claims	49,227	52,878	44,220	-6.9%	11.3%	152,250	122,224	24.6%
Operating expenses	(302,967)	(294,520)	(243,281)	2.9%	24.5%	(883,806)	(716,300)	23.4%
Operating income (1)	240,503	208,713	214,060	15.2%	12.4%	687,371	613,350	12.1%
Core operating income	240,503	208,713	204,423	15.2%	17.6%	674,434	578,364	16.6%
Non core operating income (2)	-	-	9,637	-	-100.0%	12,937	34,986	-63.0%
Translation results	(7,213)	12,638	14,467	-157.1%	-149.9%	6,448	31,202	-79.3%
Employees' profit sharing (3)	-	-	(8,039)	-	-100.0%	-	(22,132)	-100.0%
Income taxes	(58,646)	(43,165)	(54,902)	35.9%	6.8%	(162,487)	(151,322)	7.4%
Net income	174,645	178,185	165,586	-2.0%	5.5%	531,332	471,098	12.8%
Minority Interest	3,744	4,019	9,360	-6.8%	-60.0%	11,241	29,078	-61.3%
Net income attributed to Credicorp	170,900	174,166	156,226	-1.9%	9.4%	520,092	442,020	17.7%
Net income / share (US$)	2.14	2.18	1.96	-1.9%	9.4%	6.52	5.54	17.7%
Total loans	16,401,270	16,198,533	13,409,258	1.3%	22.3%	16,401,270	13,409,258	22.3%
Deposits and obligations	18,066,891	18,540,412	16,652,009	-2.6%	8.5%	18,066,891	16,652,009	8.5%
Net shareholders' equity	3,092,778	2,965,948	2,689,315	4.3%	15.0%	3,092,778	2,689,315	15.0%
Net interest margin	5.0%	4.7%	4.8%			4.9%	5.1%
Efficiency ratio	40.6%	40.6%	39.4%			40.4%	40.3%
Return on average shareholders' equity	22.6%	24.2%	24.4%			24.2%	24.2%
PDL / total loans	1.54%	1.50%	1.59%			1.54%	1.59%
Coverage ratio of PDLs	191.2%	194.0%	193.1%			191.2%	193.1%
Employees	21,514	20,554	19,012			21,514	19,012
(1) Income before translation results and income taxes and, until 2010 before workers' profit sharing.
(2) Includes non core operating income from net gain on sales of securities.
(3) Employees' profit sharing is registered in Salaries and Employees Benefits since 1Q11 due to local regulator's decision.

Credicorp – The Sum of Its Parts

Credicorp’s 3Q11 results were once again better than expected given that there were no signs of significant disruptions in growth or business activity due to political uncertainty during the presidential elections period. The soft downturn in investments in the corporate world appears to have been offset by continuously strong lending activity in the retail business, where some margins have even expanded and favored our NIMs. In this context, BCP’s results show strong growth in earnings generation, which easily absorbed the translation losses and higher taxes that arose due to a temporary strengthening of US Dollar right at quarter-end (which has since reverted). Credicorp’s other businesses also evolved well with the exception of ASB, which suffered from volatility in the international markets and persistently low interest rates, and PPS.

This Q, BCP reported its highest operating income level (excluding extraordinary income) of the year of US$203.7 millions. This was attributed to the continuous expansion of its loan portfolio (+5.8% QoQ as measured in average daily balances), which led to significant growth in NII (+7.9% QoQ). The aforementioned, coupled with lower provisions for loan losses (-28.9% QoQ) and an increase in non-financial income (+6.3% QoQ), helped offset higher operating expenses (+4% QoQ) due to business expansion. This led to the highest quarterly operating income growth posted this year (+25.4%), despite the fact that no significant extraordinary income was reported. Nevertheless, this excellent result was adversely affected by the translation loss (-US$6.6 million in 3Q11 vs. US$12.3 million in 2Q11) and higher income tax this quarter due to an increase in taxable income. As such, growth in net income was up only 4.4% QoQ. BCP’s overall performance was indeed excellent and is reflected in NIM of 5.1%, ROAE of 27.4% and ROAA of 2.2%. BCP’s contribution to Credicorp reached US$140 million, which represents a 4% increase QoQ.

Earnings contribution	Quarter			Change %		Year ended		Change %
US$ 000	3Q11	2Q11	3Q10	QoQ	YoY	Sep 11	Sep 10	YoY
Banco de Crédito BCP(1)	140,420	134,583	135,216	4%	4%	402,961	365,231	10%
BCB	5,404	3,248	3,356	66%	61%	13,799	12,063	14%
Edyficar	5,972	6,384	5,306	-6%	13%	18,188	17,080	6%
PPS	13,286	25,057	10,439	-47%	27%	53,668	31,449	71%
Atlantic Security Bank	7,414	11,524	10,659	-36%	-30%	31,929	37,137	-14%
Prima	7,617	7,834	5,696	-3%	34%	23,543	17,499	35%
Credicorp Ltd. (2)	327	(2,250)	(5,844)	115%	106%	207	(11,342)	102%
Otras (3)	1,836	(2,581)	60	171%	2960%	7,784	2,046	280%
Net income attributable to Credicorp	170,900	174,167	156,226	-2%	9%	520,092	442,020	18%
(1) Includes Banco de Crédito de Bolivia and Edyficar.
(2) Includes taxes on BCP's and PPS's dividends, and other expenses at the holding company level.
(3) Includes Grupo Crédito (Servicorp and Emisiones BCP LatAm), others of Atlantic Security Holding Corporation and others of Credicorp Ltd.

BCP Bolivia contributed US$5.4 million to Credicorp this quarter, which represents a remarkable 66% increase QoQ. This outstanding result was attributable to loan growth (+6.7%), which led to an increase in NII (+16.4% QoQ and +45% YoY) that helped offset the decline in investment income. Provisions for loan losses (-62% TaT) decreased due to an improvement in the portfolio’s quality, which was accompanied by a lower past due ratio (1.18% in 3Q11 vs. 1.25% in 2Q11). All of the aforementioned led to a ROAE of 19.3%, which represents an increase over the 18% reported last quarter.

Financiera Edyficar continued to grow in line with significant expansion in the retail sector. In 3Q11, Financiera Edyficar contributed US$6 million to Credicorp. Although this represents a 6% decrease QoQ, the accumulated contribution grew 6% to total US$18.2 million. In fact, the operating result increased 46.5% QoQ due to strong loan growth (+6.5% QoQ), which generated a 12.9% increase in NII QoQ. This went hand-in-hand with an improvement in portfolio quality- which led to a 19.3% decrease on provisions for loan losses this Q- as well as adequate control of operating expenses and a past due ratio that remained steady at 4.11%. Despite this good operating result, the translation loss reported this quarter caused net income to fall, which led to a ROAE of 21.2% in 3Q11 (including goodwill).

PPS reported strong growth in net earned premiums (+7.9%) and a significant decline in other direct costs (-28.1%). Regardless, these results were not sufficient to offset a significant increase in net claims (+17%) and an increase in net commissions paid (+4.5%), which led to a 7.6% deterioration in the QoQ underwriting result. This, coupled with a decrease in financial income (-22.5% QoQ) attributed to lower market prices of investment securities, and a translation loss (US$ -0.5 million in 3Q11 vs. US$2.7 million in 2Q11), led net income and PPS´s contribution to Credicorp to drop 47% QoQ. Nevertheless, it is important to point out that in accumulated terms, net income before minority interest totaled US$55 million, which represents a 6% improvement over the result reported at the same time last year.

Atlantic Security Bank (ASB) reported a US$7.4 million contribution to Credicorp, which represents a 36% contraction QoQ. This decline is primarily attributable to market volatility due to the downgrade in the United States’ credit rating and the European crisis. This led to a decline in the value of ASB’s hedge for potential rise in interest rates, which in turn generated a drop in NII           (-23.2% QoQ) and lower realized gains on sales of securities (-58.7% QoQ). Commissions on services were also adversely affected by the current juncture, reporting an 18.8% decline QoQ. Nevertheless, in accumulated terms, commissions grew 40.6% with regard to the same period last year. All of the aforementioned caused net income to fall, which led to a ROAE of 16.6% in 3Q11.

Prima AFP has maintained a high contribution level to Credicorp, posting US$7.6 million in 3Q11. This represents a slight decline of 3% QoQ, which was attributable to higher income tax. Operating results improved 2.5% QoQ. This was due to higher fee income, which helped offset the increase in the premiums paid on insurance for disability, survivors and burial expenses. It is important to mention that PRIMA has maintained market leadership in terms of both RAM and managed funds.

Credicorp Ltd. line mainly includes provisions for withholding taxes on dividends paid to Credicorp and dividends & interest income from investments in some selected Peruvian companies. This line posted a positive balance this quarter due to an improvement in net interest income, which went hand-in-hand with a decrease in provisions for withholding taxes and a drop in the foreign exchange difference in comparison to last quarter.

Others line includes different companies from the holding, including Grupo Crédito. This Q, Grupo Crédito reported an improved translation result (gain of US$0.3 million) in comparison to last quarter’s loss of US$1.7 million.  Additionally, the sale of an investment in the ASHC holding generated income for US$1.2 million in 3Q11.

As a whole, Credicorp´s results for the Q remain strong. Its subsidiaries have performed well despite the challenging conditions affecting international markets. It is important to emphasize that the performance of Credicorp’s subsidiaries in the first nine months of the year led to a substantial YoY increase of 18%.

II. Banco de Credito del Peru Consolidated

Summary 3Q11

BCP’s results in 3Q11 constitute the best quarterly performance in the banking business thus far this year. This translated into net income of US$ 143.9 million, which represents a 4.4% increase QoQ that led to subsequently solid ROAE and ROAA levels of 27.4% and 2.2% respectively. It is important to emphasize that the major achievement this quarter was a 25.4% QoQ increase in operating income, which led to the highest growth recorded thus far this year in a context where no extraordinary income was reported.

The excellent quarterly evolution in the banking business is due primarily to:

i)	A +7.9% increase in net interest income (NII)due to loan expansion, which grew 5.8% in terms of average daily balances;

ii)	A 28.9% decline in provisions for loan losses due to lower growth in loan balances at quarter-end; and

iii)	Growth of 6.3% in non-financial income. This was primarily attributable to higher earnings on sales of securities (US$ 12 million), which were possible thanks to on-target treasury management.

The aforementioned helped offset the increase in operating expenses (+4.0% QoQ); higher provisions for income tax (+44.3%) as a result of an increase in earnings; and a translation loss (US$ 6.6 million) associated with the 0.9% devaluation of the Nuevo Sol this quarter.

The YoY comparison shows favorable growth of +3.9% YoY in net income due to a significant increase of +24.8% YoY in NII, which was due primarily to higher interest income stemming from loan expansion. The -18.3% YoY decline in provisions; the +8.4% YoY increase in non-financial income due to an increase in fee income (+9.7% YoY); and higher gains on FX transactions (+33.9% YoY) also contributed to good inter-annual performance. The aforementioned offset the 28.4% YoY increase in operating expenses and the translation loss.

It is important to emphasize that the accumulated results in the first 3 quarters of the year showed US$ 412.9 million in net income, which represents 10.2% growth with regard to the accumulated results for the same period in 2010. Operating income, without including extraordinary income, reported a considerable 21% increase. This was in line with an outstanding rise in NII of 24.7%, which was strengthened by higher non-financial income (+7.6%). All of the aforementioned helped offset an increase in provision requirements (+14.0%) and higher operating expenses (+23.4%).

Banco de Credito and Subsidiaries	Quarter			Change %		Year ended		Change %
US$ 000	3Q11	2Q11	3Q10	QoQ	YoY	Sep 11	Sep 10	Sep 11 / Sep 10
Net financial income	302,463	280,317	242,274	7.9%	24.8%	860,295	690,101	24.7%
Total provisions for loan loasses	(42,960)	(60,409)	(52,614)	-28.9%	-18.3%	(145,023)	(127,242)	14.0%
Non financial income	181,379	170,626	167,348	6.3%	8.4%	510,924	474,730	7.6%
Operating expenses	(237,182)	(228,129)	(184,751)	4.0%	28.4%	(682,555)	(553,264)	23.4%
Operating income (1)	203,700	162,405	172,257	25.4%	18.3%	543,641	484,325	12.2%
Core operating income	203,700	162,405	162,620	25.4%	25.3%	543,641	449,339	21.0%
Non core operating income (2)	-	-	9,637	0.0%	-100.0%	-	34,986	-100.0%
Translation results	(6,622)	12,333	12,896	-153.7%	-151.3%	6,961	29,548	-76.4%
Employee's profit sharing (3)	-	-	(6,699)	0.0%	-100.0%	-	(18,998)	-100.0%
Income taxes	(53,001)	(36,719)	(39,683)	44.3%	33.6%	(137,182)	(119,584)	14.7%
Net income	143,964	137,870	138,620	4.4%	3.9%	412,929	374,750	10.2%
Net income/ share (US$)	0.056	0.054	0.054	4.5%	3.9%	0.161	0.147	10.2%
Total loans	15,998,891	15,927,315	13,326,601	0.4%	20.1%	15,998,891	13,326,601	20.1%
Deposits and obligations	16,967,412	17,440,176	15,642,366	-2.7%	8.5%	16,967,412	15,642,366	8.5%
Net shareholders´ equity	2,149,132	2,057,795	1,864,471	4.4%	15.3%	2,149,132	1,864,471	15.3%
Net financial margin	5.1%	4.7%	4.8%			4.8%	4.9%
Efficiency ratio	48.9%	48.4%	46.3%			48.4%	48.5%
Return on average equity	27.4%	27.7%	31.3%			27.0%	29.3%
PDL/ Total loans	1.56%	1.52%	1.59%			1.56%	1.59%
Coverage ratio of PDLs	192.9%	194.3%	193.3%			192.9%	193.3%
BIS ratio	14.8%	13.5%	13.9%			14.8%	13.9%
Branches	337	333	324			337	324
Agentes BCP	4,417	4,098	3,354			4,417	3,354
ATMs	1,384	1,309	1,109			1,384	1,109
Employees	17,964	17,027	15,650			17,964	15,650
(1) Income before translation results and income taxes and, until 2010 before workers' profit sharing.
(2) Includes non core operating income from net gain on sales of securities.
(3) Employees' profit sharing is registered in Salaries and Employees Benefits since 1Q11 due to local regulator's decision.

The excellent evolution of the banking business was reflected in significant loan expansion of 5.0% QoQ and 20.7% YoY in the main components of operating income, which was led by 7.9% growth QoQ and 24.8% YoY in NII. Fee income and net gains on foreign exchange transactions were the primary contributors to better YoY performance, increasing 9.7% and 33.9% respectively.

Core earnings	Quarter			Change %		Year ended		Change %
US$ 000	3Q11	2Q11	3Q10	QoQ	YoY	Sep 11	Sep 10	Sep 11 / Sep 10
Net interest and dividend income	302,463	280,317	242,274	7.9%	24.8%	860,295	690,101	24.7%
Fee income, net	132,509	132,207	120,839	0.2%	9.7%	386,741	341,639	13.2%
Net gain on foreign exchange transactions	35,281	35,335	26,354	-0.2%	33.9%	101,891	75,452	35.0%
Core earnings	470,253	447,859	389,467	5.0%	20.7%	1,348,927	1,107,192	21.8%

In 3Q11, total assets remained at levels similar to those seen last quarter but showed a slight decline in terms of available funds,  which were partially redirected to other higher yield assets such as loans and investments. Although the loan portfolio reported good balances at quarter-end, no significant growth was registered (0.4% QoQ). In fact, average daily balances, which increased 5.8% QoQ, reflect real business dynamism. This was led by expansion in the Retail Banking portfolio, which posted its highest growth rate thus far this year (+7.3% QoQ). The higher margins associated with this portfolio contributed to an increase in the net interest margin (NIM), which went from 4.7% at the end of 2Q11 to 5.1% at quarter-end in 3Q11.

In terms of liabilities, time deposits, which represent the funding source with high costs for BCP fell. Additionally, BCP issued a 15-year subordinated bond issuance for US$ 350 million not only to continue strengthening capital but also to improve currency and maturity matching between assets and liabilities.

Provisions for loan losses fell 28.9% QoQ due to lower growth in loan balances at quarter-end. In terms of loan quality, the past due ratio reported a slight QoQ increase (from 1.52% to 1.56%) that was due primarily to lower growth in loans in terms of end-of-period balances. However, it is important to note that the past due ratio at 90 days was similar to that seen in the previous quarter (1.05% in 3Q11 versus 1.08% in 2Q11). In this context, the coverage rate for the past due portfolio remained high at 192.9% vs. 194.3% last quarter.

Finally, operating expenses increased 4.0% QoQ. This was mainly attributable to an increase in personnel, administrative and general expenses. Growth in personnel expenses is due to an increase in variable remuneration, mandatory employee profit sharing and discretionary profit sharing (performance bonus for employees), which was in line with business expansion (in the retail sector in particular). Although the main components of income increased 5.0% QoQ, the expenses used to calculate the efficiency ratio were 6.1% higher than those reported in 2Q11.
As such, the efficiency ratio went from 48.4% in 2Q11 to 48.9% in 3Q1l but still fell within the expected range.

II.1 Interest-earning assets

Although interest-earning assets remained at levels similar to those reported in 2Q11, BCP reported a reduction in funds held at BCRP as part of its strategy to re-direct resources to higher-yield assets such as loans and investments.

Interest earning assets	Quarter			Change %
US$ 000	3Q11	2Q11	3Q10	QoQ	YoY
BCRP and other banks	4,054,084	4,341,947	3,012,573	-6.6%	34.6%
Interbank funds	7,000	6,819	-	2.7%	100.0%
Trading securities	118,289	98,500	73,986	20.1%	59.9%
Securities available for sale	3,979,007	3,906,167	5,336,436	1.9%	-25.4%
Current loans	15,748,718	15,685,548	13,114,103	0.4%	20.1%
Total interest earning assets	23,907,098	24,038,981	21,537,098	-0.5%	11.0%

In 3Q11, the assets management strategy was characterized by a reduction in funds held in BCRP, which was closely linked to a slight increase in higher yielding assets such as loans, investments and trading securities.

An analysis of the YoY evolution shows that interest-earning assets grew a significant 11.0% due primarily to a 20.1% YoY expansion in loans, which is the bank’s most profitable asset. Securities available for sale fell this quarter due to the fact instruments held in the BCRP, which are recorded in BCRP and other banks, reached maturity.

Loan Portfolio

At the end of 3Q11, total net loans reached US$ 15,516 million, which represents 0.4% growth QoQ and 20.1% YoY. Nevertheless, real loan dynamism is evident if we look at the average daily balances for each period, which increased 5.8% QoQ and 26.5% YoY. Growth in average daily balances is clear in both Wholesale Banking and Retail Banking; nevertheless, it is important to emphasize that for the first time this year, Retail Banking led loan growth and posted the highest quarterly expansion recorded thus far in 2011. Furthermore, all of BCP’s banking segments evolved favorably this quarter.

Average Daily Balances

	TOTAL LOANS (1)
	(US$ million)
	3Q11	2Q11	3Q10	QoQ	YoY
Wholesale Banking	8,700.9	8,336.9	7,065.0	4.4%	23.2%
- Corporate	5,555.8	5,350.1	4,552.2	3.8%	22.0%
- Middle Market	3,145.1	2,986.8	2,512.7	5.3%	25.2%
Retail Banking	6,343.8	5,909.7	4,821.0	7.3%	31.6%
- SME + Business	2,217.5	2,059.1	1,633.0	7.7%	35.8%
- Mortgages	2,253.3	2,135.4	1,753.4	5.5%	28.5%
- Consumer	1,168.0	1,075.9	898.3	8.6%	30.0%
- Credit Cards	705.0	639.4	536.3	10.3%	31.4%
Edyficar	425.1	394.6	302.1	7.7%	40.7%
Others (2)	874.1	813.5	735.1	7.5%	18.9%

Consolidated total loans	16,343.9	15,454.7	12,923.1	5.8%	26.5%
(1) Average daily balance. (2) Includes Work Out Unit, other banking and BCP Bolivia. Source: BCP

The chart below shows the evolution of total loans since the third quarter of 2010 in terms of accounting balances and average daily balances for each month. An initial analysis indicates that QoQ expansion is due to an upward trend in average daily balances in July and August.

An analysis of loan evolution by currency type indicates that expansion in the LC portfolio was led by Retail Banking, which maintained an upward trend in all of its segments. The SME segment (+8.1%) was the front runner once again this quarter, followed by the Consumer segment, which reported 9.4% growth. This last figure represents the highest growth reported thus far in 2011.  Edyficar continued to concentrate its portfolio in local currency and posted growth of 6.8% QoQ and 40.2% YoY.

The increase in FC loans was associated with dynamism in the Wholesale Banking division. In disaggregated terms, Middle-Market loans grew 5.9% QoQ while Corporate loans increased 4.1% during the same period.  Nevertheless, this is not reflected in the accounting balances for the quarter (which posted 0.4% growth in the total loans portfolio) due to: (i) the end of the fishing season, which affected the Middle-Market Banking portfolio in particular, and (ii) significant pre-payments of loans in September by Corporate Banking clients after some headquarters raised funds with international issues in more attractive conditions.

Average Daily Balances

	Domestic Currency Loans (1)					Foreign Currency Loans (1)
	(Nuevos Soles million)					(US$ million)
	3Q11	2Q11	3Q10	QoQ	YoY	3Q11	2Q11	3Q10	QoQ	YoY
Wholesale Banking	5,746.5	5,538.7	5,052.1	3.8%	13.7%	6,686.0	6,380.5	5,262.1	4.8%	27.1%
- Corporate	3,836.5	3,793.4	3,475.6	1.1%	10.4%	4,159.2	3,994.3	3,312.0	4.1%	25.6%
- Middle Market	1,910.0	1,745.3	1,576.6	9.4%	21.1%	2,526.7	2,386.2	1,950.1	5.9%	29.6%
Retail Banking	11,121.7	10,289.7	8,258.6	8.1%	34.7%	2,303.1	2,209.8	1,873.7	4.2%	22.9%
- SME + Business	4,045.9	3,741.4	2,876.7	8.1%	40.6%	753.7	716.4	606.3	5.2%	24.3%
- Mortgages	2,887.7	2,726.4	2,240.8	5.9%	28.9%	1,201.7	1,154.0	953.7	4.1%	26.0%
- Consumer	2,475.4	2,261.8	1,830.5	9.4%	35.2%	266.5	261.6	245.0	1.9%	8.8%
- Credit Cards	1,712.7	1,560.0	1,310.6	9.8%	30.7%	81.2	77.8	68.6	4.4%	18.4%
Edyficar	1,136.5	1,064.4	810.8	6.8%	40.2%	11.1	11.4	12.7	-2.3%	-12.4%
Others (2)	126.5	131.1	167.4	-3.6%	-24.4%	828.1	766.3	675.3	8.1%	22.6%
Consolidated total loans	18,131.2	17,023.9	14,288.9	6.5%	26.9%	9,828.3	9,368.0	7,823.8	4.9%	25.6%
(1) Average daily balance.
(2) Includes Work Out Unit, other banking and BCP Bolivia.
 Source: BCP

Loan Market Share

At the end of September, BCP consolidated continued to lead the loan market with a 31.2% share, which is 10 percentage points higher than its closest competitor.

Corporate Banking and Middle-Market Banking continued to lead the pack with 46.2% and 34.2%, respectively. Within the Retail Banking portfolio, the SME and credit card segments increased their shares QoQ. The highest increase was in the latter segment, which increased its share from 19.7% to 20.3%.

Dollarization

The LC portfolio’s share of the total portfolio increased this Q to reach 40.3% at the end of the third quarter. This was mainly due to an increase in Retail Banking loans. This evolution has a positive impact given that LC products offer better rates and margins than their FC-denominated counterparts.

II. 2 Liabilities

Total liabilities in 3Q11 showed little variation QoQ, posting a slight 1.2% decline. Nevertheless, adequate management of the deposit portfolio helped BCP ensure its market leadership in all deposit types.

Deposits and obligations	Quarter			Change %
US$ 000	3Q11	2Q11	3Q10	QoQ	YoY
Non-interest bearing deposits	4,858,189	5,069,417	3,918,653	-4.2%	24.0%
Demand deposits	1,473,318	1,382,317	1,338,402	6.6%	10.1%
Saving deposits	4,705,850	4,609,125	3,953,997	2.1%	19.0%
Time deposits	4,441,832	4,827,161	5,267,355	-8.0%	-15.7%
Severance indemnity deposits (CTS)	1,440,930	1,496,795	1,127,933	-3.7%	27.7%
Interest payable	47,293	55,361	36,026	-14.6%	31.3%
Total customer deposits	16,967,412	17,440,176	15,642,366	-2.7%	8.5%
Due to banks and correspondents	3,251,910	3,400,461	3,181,057	-4.4%	2.2%
Bonds and subordinated debt	2,952,120	2,622,932	2,004,124	12.6%	47.3%
Other liabilities	785,886	785,832	778,110	0.0%	1.0%
Total liabilities	23,957,328	24,249,401	21,605,657	-1.2%	10.9%

As part of its strategy to strength capital, BCP issued 15-year subordinated bonds for a total of US$ 350 million. Additionally, there was a reduction of time deposits in FC, which represent a high funding cost.  In this context, BCP’s liabilities were restructured and reflected a 12.6% increase in subordinated bonds while time deposits fell 8.0% with regard to 2Q11’s figures.

It is important to point out that the increase in non-interest bearing LC deposits was offset by a drop in said deposits in FC due to movements by Corporate clients. This generated a total decline of 4.2% QoQ for this deposit type.

The bank’s funding cost this quarter was situated at 2.26%, which was slightly higher than the 2.19% reported in 2Q11. This increase was primarily attributable to growth in interest expenses for deposits, which was in turn associated with higher interest rates and volume of LC deposits.

Market share of Deposits

At the end of 3Q11, BCP’s total market share was 32.1%, which was 10 percentage points higher than that of its closest competitor. BCP continued to lead the pack in both FC and LC deposits for all of its products. Time deposits performed particularly well this quarter, reporting a 44.3% share of all FC deposits and 36.5% of LC deposits.  Although the quarter-end balance in FC time deposits fell, the corresponding decline only represents 2 percentage points in a quarter-on-quarter comparison of market shares.

Market share by type of deposit and currency
	Demand	Saving	Time	Severance
	deposits	deposits	deposits	indemnity
LC	36.5%	37.0%	23.6%	40.2%
FC	44.3%	39.3%	26.8%	55.3%
LC: Local Currency FC: Foreign Currency

Deposit Dollarization

Despite local currency depreciation in 3Q11, deposits continue to reflect high levels of de-dollarization. The FC deposit portfolio accounted for 50.7% of total deposits, which is the lowest level reported thus far this year. This decline is partially attributable to an increase in LC interest rates.

Mutual funds

Customer funds	Quarter			Change %
US$ 000	3Q11	2Q11	3Q10	QoQ	YoY
Mutual funds in Perú	2,095,211	2,090,681	2,164,067	0.2%	-3.2%
Mutual funds in Bolivia	68,922	73,889	123,312	-6.7%	-44.1%
Total customer funds	2,164,133	2,164,570	2,287,379	0.0%	-5.4%

In a context characterized by volatility in the stock and fixed income markets, the level of assets managed by Credifondo remained stable this quarter.  AuM in Peru increased slightly by 0.2% QoQ. Credifondo continued to lead the market in terms of AuM and number of participants with shares of 43.4% and 31.9%, respectively. Operations in Bolivia were also affected by volatility, causing AuM to fall 6.7% QoQ.

II.3 Net Interest Income

The net interest margin increased to 5.1% this Q, which is the highest level thus far this year. This increase was due to significant expansion in interest income (+6.2%), which was in turn attributable to loan growth in the Retail Banking portfolio in particular.

Net interest income	Quarter			Change %		Year ended		Change %
US$ 000	3Q11	2Q10	3Q10	QoQ	YoY	Sep 11	Sep 10	Sep 11 / Sep 10
Interest income	433,949	408,515	345,937	6.2%	25.4%	1,239,995	963,407	28.7%
Interest on loans	393,955	364,552	309,818	8.1%	27.2%	1,100,522	884,286	24.5%
Interest and dividends on investments	110	291	33	-62.2%	233.3%	5,802	3,532	64.3%
Interest on deposits with banks	5,145	6,442	1,643	-20.1%	213.1%	35,300	5,058	597.9%
Interest on trading securities	34,429	30,824	21,035	11.7%	63.7%	85,689	60,384	41.9%
Other interest income	310	6,406	13,408	-95.2%	-97.7%	12,682	10,147	25.0%
Interest expense	131,486	128,198	103,663	2.6%	26.8%	379,700	273,306	38.9%
Interest on deposits	48,608	44,373	35,477	9.5%	37.0%	135,852	79,590	70.7%
Interest on borrowed funds	31,447	32,060	41,879	-1.9%	-24.9%	97,725	99,941	-2.2%
Interest on bonds and subordinated note	42,963	43,118	23,783	-0.4%	80.6%	120,570	72,474	66.4%
Other interest expense	8,468	8,647	2,524	-2.1%	235.5%	25,553	21,301	20.0%
Net interest income	302,463	280,317	242,274	7.9%	24.8%	860,295	690,101	24.7%
Average interest earning assets	23,973,040	24,111,076	20,147,428	-0.6%	19.0%	24,042,058	19,395,501	24.0%
Net interest margin*	5.1%	4.7%	4.8%			4.8%	4.9%
*Annualized

NII increased 7.9% QoQ, which represents the highest quarterly growth posted this year. This increase is primarily attributable to:

i)
A significant 8.1% expansion in interest on loans, which was in line with loan growth as measured in daily average balances (+5.8%). This increase was led by Retail Banking (the segment with the highest margins that transferred the increase of reference rate during 1H11 to clients), and reinforced by Wholesale Banking (which registered a slight rise in spreads as a result of longer term financing, nevertheless, at the end of 3Q11 there were some pre-payments of medium-term whose impact will be captured in the last quarter);

ii)	An assets management strategy characterized by a reduction in funds held in BCRP, prioritizing higher yielding assets such as loans, investments and trading securities.

iii)	Lower growth in interest expenses, which grew only 2.6% QoQ mainly due to higher interest on local currency deposits in particular.

In terms of NIM, average assets remained steady QoQ while interest income grew. As such, the margin rose from 4.7% at the end of 2Q11 to 5.1% at the close of 3Q11 (+40 bps QoQ).

A considerable increase in interest income from loans, which accounts for a large percentage of the growth posted in NII, went hand-in-hand with growth in the NIM for loans, which rose from 7.5% at the end of 2Q11 to 7.8% at the close of 3Q11.

II.4 The Past Due Portfolio and Provisions for Loan Losses

Net provisions fell 28.9% due to lower Q-end loan growth, particularly in the Wholesale Banking portfolio. The past-due loan ratio at 90 days remained stable at 1.05% while the standard past due ratio was 1.56% at the end of 3Q.

Provision for loan losses	Quarter			Change %
US$ 000	3Q11	2Q11	3Q10	QoQ	YoY
Provisions	(54,219)	(69,563)	(59,018)	-22.1%	-8.1%
Loan loss recoveries	11,259	9,154	6,404	23.0%	75.8%
Net provisions, for loan losses	(42,960)	(60,409)	(52,614)	-28.9%	-18.3%
Total loans	15,998,891	15,927,315	13,326,601	0.4%	20.1%
Change in total loans	71,576	1,374,071	715,535	-	-
Reserve for loan losses (RLL)	482,457	469,728	410,814	2.7%	17.4%
Charge-Off amount	36,871	34,543	35,801	6.7%	3.0%
Past due loans (PDL)	250,173	241,767	212,498	3.5%	17.7%
PDL / Total loans	1.56%	1.52%	1.59%
Coverage	192.8%	194.3%	193.3%

Net provisions for loan losses totaled US$ 43.0 million, which represents 14.2% of net interest income (vs. 21.6% in the previous quarter). This amount reflects a 28.9% decline that was primarily due to a drop in gross provisions (-22.1%), which was in turn associated with lower loan growth -in Wholesale Banking portfolio in particular- as seen in the change in total loans which was US$ 1,374 million in 2Q and only US$ 71.5 million in 3Q.

An analysis of portfolio quality shows favorable signs despite a slight increase in the past-due loan (PDL) ratio given that in 3Q11:

(i)	The past due portfolio reported 3.5% growth QoQ, a lower rate than the figure recorded in 2Q11 (+5.8% QoQ);

(ii)	The portfolio share of “normal” risk loans (the lowest risk category) as a percentage of the total portfolio rose from 95.1% at the end of 2Q to 95.4% at the close of 3Q; and

(iii)	The PDL ratio at 90 days remained stable throughout the quarter and was situated at 1.05% at the end of September (versus 1.08% at month-end in June).

Due to the aforementioned, it is important to note that the slight increase in the PDL ratio (which was situated at 1.56% at the end of 3Q) was a reflection of (i) higher growth in past-due loans of SME, which is at the same time the fastest growing segment with 8% for the Q; but more importantly (ii) the low QoQ growth in quarter-end loan balances.

Reserves for loan losses increased 2.7% in 3Q, which translated into a comfortable coverage level of 192.9% at quarter-end.

An analysis of the PDL ratio by segments shows that portfolio quality is stable. Any variation is slight and includes improvement in the quality of the following portfolios: (i) consumer loans, whose PDL ratio fell from 2.1% in June to 1.9% in September; and (ii) Wholesale Banking, which reported a PDL ratio of 0.2% in June and 0.1% at the end of 3Q. The PDL ratios for mortgage loans, credit cards and Edyficar’s micro loan portfolios remained stable throughout 3Q11 (1.4%, 3.7% and 4.0%, respectively). The SME segment was the only component in BCP’s loan portfolio to report a slight decline this quarter. The PDL ratio for this segment rose from 5.6% in June to 5.8% in September.

II.5 Non-Financial Income

Non-financial income reported +6.3% growth QoQ due to higher net gains on sales of securities. The YoY and accumulated evolution show expansion of 8.4% and 7.6%, respectively. This was due primarily to an increase in fee income and to a lesser extent to gains on foreign exchange transactions.

Non financial income	Quarter			Change %		Year ended		Change %
US$ 000	3Q11	2Q11	3Q10	QoQ	YoY	Sep 11	Sep 10	Sep 11 / Sep 10
Fee income	132,509	132,207	120,839	0.2%	9.7%	386,741	341,639	13.2%
Net gain on foreign exchange transactions	35,281	35,335	26,354	-0.2%	33.9%	101,891	75,452	35.0%
Net gain on sales of securities	12,001	552	18,987	2074.1%	-36.8%	9,918	48,875	-79.7%
Other income	1,588	2,532	1,168	-37.3%	36.0%	12,374	8,764	41.2%
Total non financial income	181,379	170,626	167,348	6.3%	8.4%	510,924	474,730	7.6%

Non-financial income’s quarterly evolution shows an increase attributable to sales of sovereign bonds, which attests to the treasury department’s adequate approach to managing trading positions and sales of securities.

Fee income in 3Q11 reported little variation QoQ but in the analysis by item it is evident the increase in almost all of them, mainly in Debit Card, Saving accounts, Current Account and Maestra Account (Miscellaneous accounts , +9.6% QoQ), Payments and Collections (+9.3% QoQ) and Off-Balance sheet (+12.8% QoQ), that were offset by lower fees from Corporate Finance and Credibolsa. In the YoY evolution, it is important to highlight the significant increase of +9.7%, a performance that was replicated throughout all segments. Growth was particularly noteworthy for commissions on debit cards, current accounts, savings accounts and Cuenta Maestra (15.6%). Income related to commissions on payments and collections also increased (+17.5%).

Banking Fee Income	Quarter			Change %		Year ended		Change %
US$ 000	3Q11	2Q11	3Q10	QoQ	YoY	Sep 11	Sep 10	Sep 11 / Sep 10
Miscellaneous Accounts*	35,683	32,564	30,863	9.6%	15.6%	100,285	86,939	15.4%
Off-balance sheet	8,999	7,979	7,113	12.8%	26.5%	25,745	19,721	30.5%
Payments and Collections	18,059	16,526	15,376	9.3%	17.5%	50,438	43,886	14.9%
Drafts and Transfers	8,220	7,736	7,321	6.3%	12.3%	23,511	20,659	13.8%
Credit Cards	16,906	16,460	15,284	2.7%	10.6%	48,960	43,763	11.9%
Others	44,641	50,941	44,882	-12.4%	-0.5%	137,801	126,671	8.8%
Total Fee Income	132,509	132,207	120,839	0.2%	9.7%	386,741	341,639	13.2%
* Saving accounts, current accounts and debit card.

Gains on foreign exchange transactions in 3Q11 were situated at levels similar to those reported in 2Q11. Nevertheless, the YoY evolution indicates that gains for this component increased significantly (+33.9%), which reinforced the upward trend seen for non-financial income. The same dynamic is evident in the accumulated results for the first three quarters of the year.

The number of transactions increased a considerable +10.6% QoQ. This was driven mainly by growth in transactions through Agentes BCP, which increased 27.7% QoQ as a result of network expansion in this channel as well as efforts to promote this cost-efficient channel, which is essential for banking penetration. ATMs also experienced significant growth in the average number of transactions (+13.3% QoQ) as more machines were situated around the country as part of a strategy to promote the use of this channel.

	Quarter			Change %
N°of Transactions per channel	Average 3Q11	Average 2Q11	Average 3Q10	QoQ	YoY
Teller	9,689,954	9,429,812	10,135,285	2.8%	-4.4%
ATMs Via BCP	11,450,450	10,107,607	8,957,045	13.3%	27.8%
Balance Inquiries	3,429,950	3,126,428	2,931,377	9.7%	17.0%
Telephone Banking	2,249,447	2,052,248	1,592,501	9.6%	41.3%
Internet Banking Via BCP	13,614,030	12,712,610	11,458,877	7.1%	18.8%
Agente BCP	10,737,235	8,409,309	5,383,892	27.7%	99.4%
Telecrédito	5,835,783	5,452,241	4,725,407	7.0%	23.5%
Mobile banking	583,182	520,217	303,147	12.1%	92.4%
Direct Debit	492,565	452,055	417,399	9.0%	18.0%
Points of Sale P.O.S.	5,411,589	5,129,081	4,273,894	5.5%	26.6%
Other ATMs network	361,096	359,889	333,604	0.3%	8.2%
Total transactions	63,855,281	57,751,497	50,512,428	10.6%	26.4%
Source: BCP

The network of BCP distribution channels (only in Peru) continued to grow in 3Q11 to total 6,138 points of access. This represents growth of +6.9% QoQ. As mentioned above, expansion is still led by Agentes BCP and outstanding growth in ATMs (+5.7% QoQ). The YoY analysis reveals a total increase of points of access of 1,351 (+28.2% YoY).

	Balance as of			Change %
	3Q11	2Q11	3Q10	QoQ	YoY
Branches	337	333	324	1.2%	4.0%
ATMs	1,384	1,309	1,109	5.7%	24.8%
Agentes BCP	4,417	4,098	3,354	7.8%	31.7%
Total	6,138	5,740	4,787	6.9%	28.2%
Source: BCP

II.6 Operating Expenses and Efficiency

At the end of 3Q11, operating expenses increased 4.0%. This led to a slight deterioration in the efficiency ratio, which rose from 48.4% to 48.9% QoQ. Nevertheless, this indicator is still within the target range.

Operating expenses	Quarter			Change %		Year ended		Change %
US$ 000	3Q11	2Q11	3Q10	QoQ	YoY	Sep 11	Sep 10	Sep 11 / Sep 10
Salaries and employees benefits (1)	125,764	117,713	95,404	6.8%	31.8%	357,384	284,810	25.5%
Administrative, general and tax expenses	84,025	79,861	67,549	5.2%	24.4%	236,507	201,200	17.5%
Depreciation and amortizacion	20,304	19,235	17,392	5.6%	16.7%	58,409	50,652	15.3%
Other expenses	7,089	11,320	4,406	-37.4%	60.9%	30,255	16,602	82.2%
Total operating expenses	237,182	228,129	184,751	4.0%	28.4%	682,555	553,264	23.4%
Efficiency ratio	48.9%	48.4%	46.3%			48.4%	48.5%
(1) Includes Employees´ profit sharing since 1Q11.

The QoQ increase in operating expenses can be attributed to higher expenses for employee salaries and benefits (+6.8%) and administrative and general expenses (+5.2%). The increase in these concepts was partially mitigated by a drop in Other expenses (-37.4%), which were relatively high in 2Q11 due to a SARs program hedge valuation (US$ 11.2 million). Conversely, this valuation represented income of US$ 2.9 million in 3Q11.

The employee salaries and benefits concept increased QoQ due to: (i) increased spending associated with employee profit sharing (+43.8%); (ii) higher variable compensation (+9.3%) and fixed compensation (+3.8%); the latter increase was a result of hiring personnel to cover business expansion; (iii) higher provisions for CTS (+30.8%); and (iv) higher provisions for income tax for the Executive Compensation Program due to changes in share prices.

Administrative and general expenses increased 5.2%. This was mainly due to an increase in spending for Systems (+7.9%), Communications (+23.8%) and Other expenses (+6.3%, which included a noteworthy increase in commissions for Agentes BCP due this distribution channel’s growth).

The following table contains details on administrative expenses and their respective quarterly variations:

Administrative Expenses	Quarter						Change %
US$ (000)	3Q11%		2Q11%		3Q10%		3Q11 / 2Q11	3Q11 / 3Q10
Marketing	12,663	15.1%	12,743	16.0%	8,815	13.0%	-0.6%	43.7%
Systems	10,797	12.9%	10,003	12.5%	9,270	13.7%	7.9%	16.5%
Transport	7,559	9.0%	6,911	8.7%	6,057	9.0%	9.4%	24.8%
Maintenance	2,743	3.3%	2,951	3.7%	2,971	4.4%	-7.0%	-7.7%
Communications	4,856	5.8%	3,922	4.9%	3,857	5.7%	23.8%	25.9%
Consulting	5,608	6.7%	6,247	7.8%	3,076	4.6%	-10.2%	82.3%
Others	22,140	26.3%	20,821	26.1%	17,621	26.1%	6.3%	25.6%
Taxes and contributions	8,132	9.7%	7,744	9.7%	6,635	9.8%	5.0%	22.6%
Other subsidiaries and eliminations, net	9,525	11.3%	8,520	10.7%	9,247	13.7%	11.8%	3.0%
Total Administrative Expenses	84,025	100.0%	79,861	100.0%	67,549	100.0%	5.2%	24.4%

II. 7 Net Shareholder’s Equity and Regulatory Capital

The bank’s profitability level remains highly favorable. Proof of this can be found in 3Q11’s considerable 27.4% ROAE, which was in line with solid earnings generation this quarter (+4.4% QoQ). The subordinated bond issuance in the international market strengthened the BIS ratio at the end of 3Q (14.8%).

Shareholders' equity	Quarter			Change %
US$ 000	3Q11	2Q11	3Q10	QoQ	YoY
Capital stock	783,213	783,213	783,213	0.0%	0.0%
Reserves	628,987	628,987	388,309	0.0%	62.0%
Unrealized gains and losses	87,464	140,212	131,056	-37.6%	-33.3%
Retained earnings	236,540	236,418	187,143	0.1%	26.4%
Income for the year	412,928	268,965	374,750	53.5%	10.2%
Net shareholders' equity	2,149,132	2,057,795	1,864,471	4.4%	15.3%
Return on average equity (ROAE)	27.4%	27.7%	31.3%

BCP’s ROAE in 3Q11 remained high QoQ due to strong earnings generation (US$ 144.0 million), which indicated that the upward trend seen throughout the year remains in play. This translated into 53.5% growth in accumulated earnings.

The BIS ratio was 14.8%. This represents an increase with regard to 2Q11 (13.5%) despite 4.9% growth QoQ in risk-weighted assets (RWA) due to significant 14.7% growth in regulatory capital in 3Q. It is important to point out that the increase in the regulatory capital is attributable to a international subordinated bond issuance for US$ 350 million with the purpose of maintaining an appropriate level of capitalization.

Finally it is important to note that in July of this year, the supervisor approved new guidelines for capitalization levels (in line with Basel III). This framework will be implemented as of July 2012 but the supervisor has given financial institutions until 2016 to fully adopt all elements. BCP expects to be fully compliant by mid 2012 (almost 5 years in advance of the regulatory adequacy period defined by the regulator) once it has assumed the capital requirements associated with systematic risk, concentration risk, economic cycle risk, risk propensity and ALM- asset and liability management (“banking book”).

Regulatory Capital and Capital Adequacy Ratios	As of			Change %
US$ (000)	Sep 11	Jun 11	Sep 10	QoQ	YoY
Capital Stock	922,372	930,425	917,739	-0.9%	0.5%
Legal and Other capital reserves	722,691	729,000	476,912	-0.9%	51.5%
Accumulated earnings with capitalization agreement	-	-	-	-	-
Loan loss reserves (1)	202,259	194,226	167,661	4.1%	20.6%
Perpetual subordinated debt	250,000	250,000	250,000	0.0%	0.0%
Subordinated Debt	757,546	416,605	448,728	81.8%	68.8%
Unrealized profit (loss)	-	-	-	-	-
Investment in subsidiaries and others, net of unrealized profit and net income	(195,498)	(196,129)	(232,388)	-0.3%	-15.9%
Goodwill	(44,026)	(44,410)	(43,805)	-0.9%	0.5%
Total Regulatory Capital	2,615,344	2,279,717	1,984,848	14.7%	31.8%

Tier 1 (2)	1,843,892	1,880,547	1,560,999	-1.9%	18.1%
Tier 2 (3) + Tier 3 (4)	771,452	399,171	423,850	93.3%	82.0%

Total risk-weighted assets	17,685,063	16,852,921	14,290,912	4.9%	23.8%
Market risk-weighted assets (5)	743,950	715,238	410,725	4.0%	81.1%
Credit risk-weighted assets	16,157,488	15,511,604	13,396,056	4.2%	20.6%
Operational risk-weighted assets	783,624	626,079	484,132	25.2%	61.9%

Market risk capital requirement (5)	74,395	70,093	40,251	6.1%	84.8%
Credit risk capital requirement	1,615,749	1,520,137	1,312,813	6.3%	23.1%
Operational risk capital requirement	78,362	61,356	47,445	27.7%	65.2%

Capital ratios
BIS ratio (6)	14.79%	13.53%	13.89%
Risk-weighted assets (7) / Regulatory Capital	6.76	7.39	7.20
(1) Up to 1.25% of total risk-weighted assets.
(2) Tier 1 = Capital + Legal and other capital Reserves + Accumulated earnings with capitalization agreement + Unrealized profit in subsidiaries - Goodwill - (0.5 x Inverstment in Subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Legal and other capital Reserves + Accumulated earnings with capitalization agreement + Unrealized gains - Goodwill).
(3) Tier 2 = Subordinated debt + Loan loss reserves - (0.5 x Investment in subsidiaries)
(4) Tier 3 = Subordinated debt covering market risk only. Tier 3 exists since 1Q10.
(5) It includes capital requirement to cover price and rate risk.
(6) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011)
(7) Since July 2009 and until June 2011, Risk-weighted assets = Credit risk-weighted assets * 0.96 + Capital requirement to cover market risk * 10.5 + Capital requirement to cover operational risk * 10.5.
Since July 2011, Risk-weighted assets = Credit risk-weighted assets * 0.98 + Capital requirement to cover market risk * 10 + Capital requirement to cover operational risk * 10.

III. Banco de Crédito de Bolivia

Results

In 3Q11, BCP Bolivia reported US$ 5.5 million in net income, which represents a 66.4% increase QoQ. This was due primarily to:

(i)
Higher NII (+16.4%) due to an increase in interest income, which was in turn reflected in growth in loans (+6.7%); all of these factors offset the decline in investment income (primarily for instruments from the Central Bank of Bolivia); and

(ii)	A decrease in the specific and cyclical provisions for loan losses (-62.0%) due to an improvement in the portfolio’s quality.

It is important to point out that net interest income has increased for the second consecutive quarter (+11% in 2Q11) due to loan expansion; nevertheless, this is not reflected in net income in the previous quarter given that its effect was offset by higher net provisions for loan losses and income-tax provision.

Net income increased 60.7% YoY due to higher net interest income (+45.0% YoY).

A conservative approach to loan risk management helped the bank lock in a past due ratio of 1.2% in 3Q11 (1.2% in 2Q11 and 1.4% in 3Q10) and a coverage rate of 332.0% (328.6% in 2Q11 and 304.5% in 3Q10). With these indicators, BCP Bolivia is one of the top performers in the Bolivian banking system, which posted ratios of 1.9% and 259.6%, respectively at the end of 3Q11. BCP Bolivia’s ROAE was 19.3%, which tops the 18.0% reported in 2Q11 and the 18.3% posted in 3Q10.

Assets and Liabilities

BCP Bolivia’s loan balance at the end of September 2011 was US$ 727.3 million, which represents a 6.7% increase over the US$ 681.4 million reported in June 2011 and tops September 2010’s result by 27.4%. Loan growth in the third quarter was attributable to dynamism in Wholesale Banking, whose portfolio grew +8.2% QoQ and +28.3% YoY. It is important to stress that this portfolio represents 44.0% of BCP Bolivia’s total loans.

Retail Banking, which represents 53.4% of the loan portfolio, also posted a positive variation of 5.7% QoQ and 27.6% YoY. Particularly noteworthy this quarter was growth in the PYME segment (+7.9% QoQ and +47.9% YoY), which represents 27.5% of the retail banking portfolio, and an increase in dynamism in the home mortgage segment (+4.5% QoQ and 20.8% YoY), which accounts for 42.5% of the same portfolio.

In terms of liabilities, BCP Bolivia’s deposits contracted 1.3% QoQ, which is primarily due to a 5.0% decrease in time deposits. This decrease was associated with a drop in the Bolivian banking system’s liquidity in 3Q11 due to the fact that the stock market offered better investment opportunities.   Nevertheless, an inter-annual comparison shows an increase of 10.5%, which was attributable to 20.3% and 6.7% growth in demand deposits and time deposits, respectively.

Net shareholder’s equity grew 5.1% QoQ and 11.3% YoY due to higher earnings this quarter.

Finally, BCP Bolivia maintained an 11.4% market share of current loans and 11.6% of total deposits, which situates it in third place in terms of loans and fourth with regard to deposits in the banking system. BCP Bolivia continues to position itself as a bank on the move that provides simple and efficient transactional products and increasingly sophisticated on-line tools.

Banco de Crédito de Bolivia	Quarter			Change %		Year ended		Change %
US$ millions	3Q11	2Q11	3Q10	QoQ	YoY	Sep 11	Sep 10	Sep 11 / Sep 10
Net interest income	11.1	9.6	7.7	16.4%	45.0%	29.3	24.6	19.1%
Net provisions for loan losses	-1.1	-2.9	-1.3	-62.0%	-15.1%	-5.4	-3.4	60.4%
Non financial income	8.5	9.5	9.4	-10.3%	-9.4%	26.8	26.8	0.0%
Operating expenses	-12.3	-12.3	-11.6	-0.3%	6.1%	-36.6	-33.6	8.8%
Translation result	0.1	0.2	0.1	-64.9%	3.5%	0.7	0.0	9053.2%
Income tax	-0.8	-0.7	-0.8	12.5%	-2.8%	-0.8	-2.1	-64.2%
Net Income	5.5	3.3	3.4	66.4%	60.7%	14.1	12.4	14.2%
Total loans	727.3	681.4	570.7	6.7%	27.4%
Past due loans	8.5	8.5	7.9	0.7%	8.5%
Net provisions for possible loan losses	-27.4	-26.8	-23.1	2.0%	18.6%
Total investments	168.1	250.7	224.5	-32.9%	-25.1%
Total assets	1,107.7	1,127.0	1,014.2	-1.7%	9.2%
Total deposits	981.8	994.3	888.2	-1.3%	10.5%
Net shareholders' equity	103.1	98.1	92.6	5.1%	11.3%
PDL / total loans	1.18%	1.25%	1.39%
Coverage ratio of PDLs	332.0%	328.6%	304.5%
ROAE*	19.3%	18.0%	18.3%
Branches	44	65	65
Agentes	35	34	35
ATMs	198	194	172
Employees	1,340	1,386	1,396
(1) ROAE = (Acumulated net income / average monthly equity (from dec. to date))/ (number of months)*12.

IV. Financiera Edyficar

Edyficar	Quarter			Change %		Year ended		Change %
US$ 000	3Q11	2Q11	3Q10	QoQ	YoY	2011	2010	2011 / 2010
Net financial income	29,239	25,905	21,571	12.9%	35.5%	80,779	58,371	38.4%
Total provisions for loan loasses	(3,785)	(4,693)	(1,887)	-19.3%	100.6%	(10,939)	(2,988)	266.2%
Non financial income	115	282	223	-59.2%	-48.5%	584	533	9.4%
Operating expenses	(15,894)	(14,891)	(13,147)	6.7%	20.9%	(45,450)	(33,905)	34.1%
Operating Income	9,675	6,604	6,761	46.5%	43.1%	24,973	22,012	13.5%
Translation results	(934)	2,190	1,138	-142.7%	182.1%	1,318	2,968	-55.6%
Employees' profit sharing (1)	-	-	(364)	0.0%	-100.0%	-	(1,106)	-100.0%
Income taxes	(2,611)	(2,241)	(2,076)	16.5%	25.8%	(7,620)	(6,302)	20.9%
Net income	6,130	6,552	5,459	-6.4%	12.3%	18,671	17,572	6.3%
Contribution to BCP	6,117	6,538	5,448	-6.4%	112.3%	18,632	17,535	6.3%
Total loans	440,593	413,566	318,708	6.5%	38.2%	440,593	318,708	38.2%
Past due loans	18,099	16,877	13,352	7.2%	35.6%	18,099	13,352	35.6%
Net provisions for possible loan losses	(31,020)	(29,152)	(24,987)	6.4%	24.1%	(31,020)	(24,987)	24.1%
Total assets	500,038	479,458	375,773	4.3%	33.1%	500,038	375,773	33.1%
Deposits and obligations	164,722	147,685	74,271	11.5%	121.8%	164,722	74,271	121.8%
Net shareholders' equity	68,206	62,075	47,878	9.9%	42.5%	68,206	47,878	42.5%
PDL / Total loans	4.11%	4.08%	4.19%			4.11%	4.19%
Coverage ratio of PDLs	171.4%	172.7%	187.1%			171.4%	187.1%
Return on average equity (2)	21.2%	23.9%	22.8%			24.1%	-
Branches	109	102	105
Employees'	2,297	1,893	1,534
(1) Employees profit sharing is registered in operating expenses since 1Q11 due to the local regulator's decision.
(2) Net shareholders´ equity includes US$ 50.7 millions from goodwill.

The significant growth in and potential of the microfinance segment in Peru and Edyficar’s efforts to grow at the same rate have led to a considerable increase in operating results (46.5% QoQ), which totaled US$ 9.7 million in 3Q11. This growth is attributable to the following:

(i)	NII increased 12.9% QoQ in 3Q11. This was due primarily to an increase in loans, which expanded 6.5% QoQ.

(ii)	A significant reduction of 19.3% (QoQ) was recorded in net provisions for loan losses due to an improvement in the portfolio's loan quality.

(iii)	Finally, thanks to excellent spending control, expenses rose a mere 6.7% (6 percent points below growth in NII) to cover new personnel and offices to meet growing demand.

The operating result, although excellent, was offset by a negative translation result. The uncertainty evident in global financial markets generated a 0.9% depreciation in the Peru’s currency in 3Q11, which in turn produced a slight translation loss of US$ 0.9 million. This translated into net income of US$ 6.1 million, which is US$ 0.4 million below last quarter’s result, which was in turn boosted by a strong translation gain.

The loan portfolio increased 6.5% QoQ to top US$ 440 million while past due loans grew 7.2% QoQ. As a result, the past due ratio held steady at 4.1%. The coverage rate for past due loans was 171.4%, which reflects Financiera Edyficar’s prudent approach to past due loan management.

Financiera Edyficar’s deposits and obligations increased a significant 11.5% with regard to 2Q11 despite the fact that the financial system’s liquidity dropped 38%. This was possible thanks to Financiera’s institutional depositors, including mutual funds, insurance companies and AFPs. The majority of these resources are held in the Money Market portfolio, which is in turn invested in time deposits and CDs at the Central Bank and other financial institutions.

In line with a decrease in net income, ROE fell to 21.2% including goodwill and 37.6% without it. Nevertheless, it is evident that Edyficar continues to contribute to BCP’s objectives to increase loan and income levels as well as banking penetration in the microfinance system.

V. El Pacífico Peruano Suiza and Subsidiaries

Grupo Pacifico

The Pacifico Insurance Group, which consolidates three businesses: property and casualty (PPS), life insurance (PV) and health insurance (EPS), obtained income before minority interest of US$ 13.6 million in 3Q11. This represents a decrease in terms of the US$ 25.8 million reported in 2Q11 and the US$ 16.4 million registered in 3Q10. The difference in results this quarter with regard to 2Q11 and 3Q10 is primarily due to an increase in net claims, a decrease in financial income and translation losses.

The underwriting result in 3Q11 was US$ 25.1 million. This falls below the US$ 27.2 million reported in 2Q11 (-7.6%) but is above 3Q10’s result of US$ 22.7 million (+10.8%). The QoQ decline is primarily attributable to life insurance (PV) and property and casualty insurance (PPS) and is due to an increase in net claims in both cases.

Financial income this quarter reported earnings of US$ 21.1 million, which is lower than the US$ 27.2 million posted in 2Q11 (-22.5%) and the US$ 25.3 million recorded in 3Q10 (-16.6%). The contraction QoQ in financial income is explained as follows: Pacifico Vida (-US$ 4.3 million), Seguros Generales (-US$ 1.5 million) y EPS (- US$ 0.4 million). It is important to highlight that the reduction of financial income from Pacifico Vida is compensated by reversals of reserves, which at the end does not affect bottom line results.

General expenses totaled US$ 31.3 million in 3Q11, which tops the US$ 30.1 million posted in 2Q11 (+4.1%) and the US$ 28.6 million reported in 3Q10 (+9.4%). The QoQ variation was due primarily to higher expenses for third party services in the health (EPS) and life insurance (PV) businesses.

It is important to note the translation loss of US$ 0.5 million posted this quarter versus US$ 2.7 million and US$ 1.5 million gains in 2Q11 and 3Q10 respectively (due to variations in the exchange rate).

This quarter, there was a notable YoY decrease in spending relative to income tax and employee profit sharing, which went from US$ 4.5 million in 3Q10 to US$0.6 million in 3Q11 (-85.6%). This was primarily due to the effect of tax-exempt gains (PPS) and the fact that as of 2Q11, income tax is no longer levied on life insurance (due to exoneration on yields for assets that back life insurance underwriting reserves in accordance with new interpretation of the tax law).

Pacifico Insurance Group’s contribution to Credicorp was US$ 13.3 million in 3Q11. This represents a 47.0% decrease with regard to 2Q11’s result but reflects a 27.3% increase YoY.

It is important to mention that due to changes in international financial reporting standards, expenses for Statutory Employee Profit Sharing (PUL) are now included in personnel expenses (administrative expenses). Additionally, expenses for provisions for net Premiums and Reinsurance collections have been moved from general expenses to technical expenses. This has produced a change in the results for these concepts in 2010 in all of the group’s businesses.

Finally, in the case of PPS, commissions for the sales force in the year underway are now paid out of the commissions account rather than the personnel account.

Period	Net earnings (1)				Adjustment for	Total Contribution
US$ thousand	PPS	PV	EPS (2)	PGA	consolidation	to BAP
3Q10	7,599	6,962	1,826	16,386	(5,947)	10,439
4Q10	6,737	8,667	1,045	16,450	(488)	15,962
1Q11	4,798	8,924	1,929	15,651	(326)	15,325
2Q11	3,333	21,012	1,431	25,776	(719)	25,057
3Q11	731	11,665	1,206	13,602	(316)	13,286
QoQ	-78.1%	-44.5%	-15.7%	-47.2%	n.a.	-47.0%
YoY	-90.4%	67.6%	-33.9%	-17.0%	n.d.	27.3%
(1) Before including minority interest.
(2) Includes Médica, an additional company which offers medical assistance services.

Pacifico General Insurance (PPS)

Net income in 3Q11 fell to US$ 0.7 million, below the US$ 3.3 million reported in 2Q11 and the US$ 7.6 million seen in 3Q10.

The QoQ difference is attributable to both a lower financial yield this period as well as an increase in net claims in the Statutory Accident Insurance (SOAT, Inland Marine and Fire lines).

On the other hand, the YoY difference is due primarily to higher net claims and an increase in net commissions, which is attributable to the fact that commissions for the sales force were transferred from the personnel account to the commissions account as of 2011.

Underwriting Result by Business Unit

	3Q11				2Q11				3Q10
Underwriting Result by Business Unit US$ million	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS
Net earned premiums	24.5	17.6	16.9	58.9	23.9	16.4	15.3	55.7	20.8	16.0	14.3	51.1
Underwriting results	4.9	2.3	5.3	12.4	5.4	2.5	7.1	12.7	7.3	3.3	9.9	19.2
Loss ratio	52.5%	76.4%	53.2%	59.8%	52.2%	74.6%	37.0%	54.7%	42.5%	70.8%	16.1%	44.0%
Underwriting results / net earned premiums	20.2%	13.0%	31.2%	21.0%	22.7%	15.2%	46.3%	22.9%	35.1%	20.6%	69.1%	37.5%

•
Vehicle Insurance line reported Net Earned Premiums of US$ 24.5 million, which indicates 2.4% growth with regard to 2Q11’s and 17.4% in terms of 3Q10’s. The QoQ variation is due to an increase in new car sales.

Loss ratio in 3Q11 was 52.5% slightly above of 2Q11’s 52.2% mainly due to higher level of claims in the Obligatory Statutory Insurance (SOAT) (which in turn is related to severe claims at the end of July for vehicles for inter-provincial uses).

The underwriting result for Vehicle Insurance was US$ 4.9 million, which represents a decline in terms of the US$ 5.4 million recorded in 2Q11 and the US$ 7.3 million reported in 3Q10.

•
In 3Q11, the Health Insurance line reported net earned premiums of US$17.6 million, which represents a 7.1% increase QoQ and 10.2% YoY. The YoY increase was due to higher direct premiums for individual health and oncological products; capture of new clients through the direct sales; and an increase in collective insurance through corporate accounts.   The loss ratio obtained in 3Q11 was 76.4%, which tops the 74.6% obtained in 2Q11 and the 70.8% recorded in 3Q10.

This was due to higher severity relative to collective products and complex cases involving affiliates from state and corporate accounts this period as well as the effect of higher reserves for incurred but not reported claims (IBNR) in July. The underwriting result this quarter was US$ 2.3 million, which falls below the US$ 2.5 million reported in 2Q11 (-8.5%) and the US$3.3 million in 3Q10 (-30.3%).

•
The property and casualty business (P&C) reported direct premiums of US$ 47.9 million, which represents a 16.2% increase QoQ and a 5.1% decrease YoY. The line with the highest direct premium turnover at the end of 2Q11 was Bank Insurance. In 3Q10, Multiseguro was the top performer. The percentage of ceded premiums fell from 72.2% in 3Q10 to 63.2% in 3Q11 primarily in the third party liability insurance line; this generated an 18.3% YoY increase in net earned premiums.

The loss ratio increased from 37.0% in 2Q11 and 16.1% in 3Q10 to 53.2% in 3Q11 due to higher claims in the Inland Marine, Ocean Marine / Marine Hulls, Personal Accidents, Break In and Armed Robbery, and Fire lines, which is explained mainly by a particular event related to the mining company Milpo that required a reserve of US$ 2.6 million approximately.

Due to the aforementioned, the underwriting result in 3Q11 was US$ 5.3 million, which falls below the US$7.1 million obtained in 2Q11 and the US$9.9 million reported in 3Q10. This result is primarily due to an increase in the loss ratio.

PPS’s financial income totaled US$ 5.7 million in 3Q11, which falls below the earnings of US$ 7.2 million reported in 2Q11 and the US$ 5.8 million recorded in 3Q10. The QoQ difference is basically due to lower income on dividends and interest relative to fixed-rate instruments.

In summary, with regard to the property and casualty line’s (PPS) result in 3Q11, it is important to consider the following: (i) income for net insurance premiums was US$ 58.9 million while (ii) general operating expenses totaled US$ 17.5 million. These results led to a (iii) combined ratio of 108.5% this quarter, of which 59.8 points correspond to costs or expenses for net claims (loss ratio), 19.1 to business acquisition costs and the remaining 29.6 to general or administrative expenses.

Pacifico Vida (PV)

Pacifico Vida obtained income before minority interest of US$ 11.7 million in 3Q11, which falls below the US$ 21.0 million (-44.5%) reported in 2Q11 due to the combined effect of a decrease in financial income and lower earnings on FX transactions. Net income in 3Q11 surpassed 3Q10’s result by 67.6%.

The underwriting result of US$ 7.0 million in 3Q11 fell below 2Q11’s figure (US$ 9.7 million).  This was due primarily to an increase in claims - which rose from US$ 25.0 million in 2Q11 to US$ 32.6 million in 3Q11- particularly in the Obligatory Insurance business.

Pacífico Vida

Products	Total Premiums			Change %
US$ million	3Q11	2Q11	3Q10	QoQ	YoY
Individual life	17.1	16.2	14.8	5.5%	15.7%
Individual annuity	29.6	19.6	29.0	50.8%	2.1%
Disability & survivor (Pension)	14.8	14.0	11.5	5.9%	28.8%
Credit Life	11.3	10.2	9.0	11.2%	25.8%
Personal accidents	4.3	4.1	3.0	6.6%	43.0%
Group life (Law)	3.1	2.9	2.4	8.6%	28.8%
Group life	3.1	3.3	2.8	-4.9%	13.9%
Limited workers compensation	4.6	3.4	3.5	33.0%	30.9%
TOTAL	88.0	73.6	75.9	19.5%	15.8%

Financial income was US$ 15.4 million in 3Q11, which fell below the US$ 19.7 million reported in 2Q11. This deterioration was primarily attributable to negative yields on link investment funds due to global uncertainty, which was compensated by the reversal of reserves.

General expenses in 3Q11 increased 1.3% with regard to 2Q11 (US$ 10.2 million in 3Q11 vs. US$ 10.0 million in 2Q11). This was mainly due to an increase in expenses relative to third party services in the Formats and Printing Account to produce new materials after Pacifico’s new image was launched.

The translation result in 3Q11 fell US$ 2.2 million compared to 2Q11. In 3Q11, no provisions were set aside for income tax (positive effect of US$ 2.1 million vs. 3Q10).

Pacifico Salud (EPS)

In 3Q11, Pacifico Health reported net income of US$ 1.2 million, which was slightly below the US$ 1.4 million recorded in 2Q11 and the US$ 1.8 million posted in 3Q10.

Net earned premiums totaled US$ 45.4 million in 3Q11, which tops the US$ 41.6 million obtained in 2Q11 and the US$ 38.6 million reported in 3Q10. The loss ratio fell slightly in 3Q11 (78.4%) in comparison to 2Q11 (79.0%) but increased with regard to 3Q10 (76.5%). The latter was due primarily to higher claims relative to group health plans. General expenses increased in 3Q11 (US$ 4.9 million) in comparison to 2Q11 and 3Q10 (US$ 4.5 million and   US$ 4.3 million) due to higher expenses for personnel (basic payroll payments) and third party services (professional fees) this quarter.

The underwriting result in 3Q11 was US$ 6.7 million, which exceeds the US$ 5.4 million reported in 2Q11 (+24.6%) and the US$ 6.4 million registered in 3T10 (+5.7%).

It is important to mention that as of September this year, the health segment’s results include the results generated by the recently acquired Doctor+ medical assistance provider.

VI. Atlantic Security Bank

Atlantic Security Bank (ASB) reported net income of US$ 7.4 million in 3Q11. This figure represents a contraction of 35.7% QoQ, which was in turn attributable to a decrease in net interest income, a drop in realized earnings and a decline in fees and commissions from services.

The drop in interest income and lower realized earnings are closely linked with Standard and Poor’s decision to downgrade the United State’s credit rating, which caused significant volatility in the international markets.

In accumulated terms at the end of 3Q11, ASB’s contribution to Credicorp totaled US$ 31.9 million, which indicates a 14% decrease YoY.

Quarterly Results

ASB	Quarter			Change %		Year ended		Change %
US$ million	3Q11	2Q11	3Q10	QoQ	YoY	Sep 11	Sep 10	Sep 11 / Sep 10
Net interest income	5.5	7.1	8.7	-23.2%	-37.2%	21.6	26.8	-19.5%
Dividend income	0.3	0.3	0.2	-7.7%	68.3%	0.7	0.5	59.7%
Fees and commissions from services	2.9	3.5	2.1	-18.8%	33.9%	9.0	6.4	40.6%
Net gains on foreign exchange transactions	-0.1	0.1	0.0	-263.4%	-468.1%	-0.1	-0.3	66.6%
Total earnings	8.5	11.0	11.1	-22.9%	-23.2%	31.2	33.4	-6.5%
Net Provisions	0.0	0.0	-1.5	0.0%	100.0%	0.0	-1.5	100.0%
Net gains from sale of securities	1.0	2.3	3.1	-58.7%	-68.8%	6.4	10.4	-38.8%
Other income	-0.1	0.1	-0.1	-158.4%	34.7%	0.1	0.3	-71.3%
Operating expenses	-2.0	-1.9	-1.9	4.1%	5.8%	-5.7	-5.4	5.8%
Net income	7.4	11.5	10.7	-35.7%	-30.4%	31.9	37.1	-14.0%
Net income / share	0.11	0.16	0.15	-35.7%	-30.4%	0.46	0.53	-14.0%
Contribution to Credicorp	7.4	11.5	10.7	-35.7%	-30.4%	31.9	37.1	-14.0%
Total loans	564.0	536.7	492.6	5.1%	14.5%
Total investments available for sale	792.6	782.2	786.1	1.3%	0.8%
Total assets	1,419.7	1,525.8	1,463.9	-6.9%	-3.0%
Total deposits	1,234.6	1,328.1	1,250.5	-7.0%	-1.3%
Net shareholder's equity	172.4	185.0	200.3	-6.8%	-13.9%
Net interest margin	1.5%	2.1%	2.6%
Efficiency ratio	21.0%	14.1%	13.3%
Return on average equity	16.6%	25.6%	21.3%
PDL / total loans	0.00	0.0%	0.00
Coverage ratio	0.1%	0.1%	0.2%
BIS ratio (1)	17.96%	16.71%	20.54%
(1) Until December 2010, Bis ratio = Regulatory Capital / Risk weighted assets (RWA). Since January 2011, Basel II is implemented, and Bis ratio = (Regulatory capital - deductions) / (RWA credit risk + Charge operational risk + Charge market risk).

The decline in total income (-22.9%) is attributable to two main factors: a decrease in the financial margin and a drop in fees and commissions for services. The financial margin’s decline is due to lower spreads for American Treasury Bonds, which affected the value of the positions the bank had acquired in derivative financial instruments to hedge potential interest rate rise.  The downgrade of the United State’s credit rating, coupled with the measures adopted by the FED and fears of crisis spreading in Europe, affected both the value of the hedge taken by ASB and its investment portfolio (this fluctuation is reflected in net shareholder’s equity).

The second component of total income to be affected was fees and commissions for services, which fell 18.8% QoQ but reflected a 33.9% increase YoY. The QoQ decline is attributable to a drop in the market value of the clients’ investments and, to a lesser extent, a reduction in investment product structuring, which had generated high entry fees in the previous quarter due to the political juncture in Peru.  Notwithstanding, fees and commissions for services totaled US$ 9.0 million in accumulated terms at the end of 3Q11, which represents a 40.6% increase YoY.

Realized earnings reported a decline of 58.7% QoQ and 68.8% YoY. This was primarily attributable to income from the sale of securities, which were affected by the conditions outlined above.

No reserves were set aside for impairment this quarter.

In terms of operating efficiency, ASB reported an efficiency ratio of 21.0% in 3Q11. This represented an increase of 6.9 percentage points with regard to last quarter. Lower income this quarter drove deterioration in this indicator despite the fact that expenses declined in 3Q11.

Annualized ROAE in 3Q11 was 16.6%, which was lower than the 25.6% and 21.3% posted in 2Q11 and 3Q10 respectively. This drop is attributable to a decline in net income due to lower interest income and realized earnings on securities sales.

Assets and Liabilities

Interest-earning assets totaled US$ 1,351 million in 3Q11, as is evident in the table below. The QoQ decline of 7.3% (-4.9% YoY) is due primarily to reduction of Cash & deposits to cover deposit withdrawals from clients who decided to purchase investment products or transfer them to other institutions. On the other hand, there was a change in the composition of interest earning assets towards assets of higher yields like loans and investments.

Interest earning assets*	Quarter			Change %
US$ million	3Q11	2Q11	3Q10	QoQ	YoY
Cash and deposits	37	182	164	-79.7%	-77.4%
Loans	564	537	493	5.1%	14.5%
Investments	750	739	764	1.5%	-1.8%
Total interest-earning assets	1,351	1,458	1,421	-7.3%	-4.9%
(*) Excludes investments in equities and mutual funds.

A significant portion of the instruments are investment grade (71%), which reflects the bank’s prudent policy to concentrate portfolio investment in instruments with a good risk profile.

ASB exercises strict control over and follow-up on diversification strategies and the limits set for investment types. This helps maintain a healthy balance in its proprietary portfolio, ensure the quality of its investments and guarantee return levels that contribute to the financial margin- which has a subsequently positive impact on shareholders’ returns.

Client deposits fell 7.0% QoQ and 1.3% YoY, both of which are in line with a decrease in active positions cash resources.  Other liabilities showed little variation.

Liabilities	Quarter			Change %
US$ million	3Q11	2Q11	3Q10	QoQ	YoY
Deposits	1,235	1,328	1,251	-7.0%	-1.3%
Other liabilities	13	13	13	0.7%	-2.5%
Total Liabilities	1,247	1,341	1,264	-7.0%	-1.3%

Net shareholder’s equity fell 6.8% QoQ (-13.9% YoY) due to lower income this quarter and a drop in the value of investment portfolios, which was in turn attributable to higher spreads for investment grade and high-yield bonds. In 2011, ASB instituted changes in BIS calculation methods following a decision to apply the Basel II methodology adopted by its regulating entity, the Cayman Islands Monetary Authority (CIMA).  Under the new calculation, the ratio is around 17.96% (16.71% in 2Q11). This increase was driven by the earnings levels and the quality of the investment assets portfolio. Basel II introduces concepts of credit risk, operational risk and market risk and deducts eligible capital from securitized operations. All of this is meant to strengthen banks and ensure that financial entities maintain more robust levels of shareholders’ equity based on high quality assets. It is important to emphasize that under the new method, ASB’s minimum legal ratio remains at 12%.

Assets Administration

AuM includes client deposits and investments in funds and financial instruments in custody. These funds increased 0.2% QoQ but fell 1.2% YoY. The YoY contraction is due primarily to a decline in the market value of clients’ investments, which was particularly significant in August and September.

AuM increased 3.6% QoQ due to an increase in the market value of client investments. A YoY comparison shows a 1.3% decline due to both the value of clients’ investments in funds and direct purchases.

VII. Prima AFP

PRIMA’s net income in 3Q11 totaled US$ 7.6 million, which is slightly less than the US$ 7.8 million reported last quarter. It is important to point out that the operating result grew 2.5% with regard to 2Q11’s. This was attributable to an increase in income from commissions that offset a slight increase in operating expenses, which was due to higher insurance premiums for insurance for disability, survivors and burial expenses, as well as an increase in income tax provision.

At the end of 3Q11, PRIMA’s funds under management represented 31.3% of the total managed by the private pension system (PPS). PRIMA captured US$ 170.4 million in new contributions during this period, which represents 32.4% of the total contributions reported in the PPS. These results are proof that PRIMA continues to grow along with the market while maintaining a firm lead.

PRIMA’s performance in accumulated terms was particularly noteworthy this quarter, posting net income for US$23.5 million for the past three quarters. This figure represents 34.5% growth over the US$ 17.5 million reported in the first three quarters of last year.

Quarterly main indicators and market share	PRIMA 3Q11	System 3Q11	Part.% 3Q11	PRIMA 2Q11	System 2Q11	Part. % 2Q11
Affiliates	1,183,087	4,852,951	24.4%	1,162,141	4,777,777	24.3%
New affiliations (1)	23,256	82,169	28.3%	19,888	74,265	26.8%
Funds under management US$ million	8,797	28,113	31.3%	9,289	29,556	31.4%
Collections US$ million (1)	170	525	32.4%	166	510	32.6%
Voluntary contributions US$ million	85	201	42.3%	93	217	42.7%
RAM US$ million (2)	505	1,562	32.3%	496	1,514	32.8%
Source: Superintendencia de Banca, Seguros y AFP
(1) Accumulated to the Quarter.
(2) PRIMA AFP estimates: average of aggregated income during the last 4 months excluding special collections and voluntary contribution fees.

Commercial Results

New affiliate captures rose in 3Q11. The system incorporated a total of 82,169 affiliates, which represented 10.6% growth with regard to the previous quarter. In 3Q11, PRIMA captured 23,256 new affiliates, which indicates an increase of 16.9% QoQ.

If we look at growth in volume in PRIMA’s new affiliates and transfers, both figures exceed 12.4% QoQ. This growth was primarily attributable to an increase in the number of new affiliates.  It is important to point out that in this quarter both PPS and PRIMA reported an increase in new affiliations and a decline in transfers.

The trend seen in previous quarters with regard to the RAM level (monthly insurable remuneration) continued in 3Q11. In this context, PRIMA posted a market share of 32.3% in the PPS at period-end.

At the end of the month of September 2011, PRIMA’s funds under management totaled US$ 8,797 million, which represents 31.3% of the total funds managed by the PPS.

It is important to stress that PRIMA has maintained market leadership in terms of both RAM and funds under management.

Investments

Uncertainty and volatility continued to affect markets worldwide in the third quarter. This contributed to increasing investors’ wariness in an international context in which economic recovery remains fragile. It is also important to point out that there are lingering risks that may affect market performance, including the European fiscal crisis, the US economy’s over indebtedness, a deceleration in its growth and employment indicators as well as expectations of an economic deceleration in China.

On the local scene, the business sector’s expectations in terms of new projects and investments have improved as concerns about political uncertainty have somewhat abated.  This sector remains confident that the markets will gradually recover given that Peru’s economic indicators are good.

This scenario adversely affected fund profitability of pension funds managed by PRIMA.The 12-month profitability managed by PRIMA (September 2011 / September 2010) was 6.3%, 3.0% and -0.7% for funds 1, 2 and 3, respectively. With these results, PRIMA leads the market in terms of profitability in fund 2 and is in second and fourth place with regard to funds 1 and 2 respectively.  The value of PRIMA’s funds under management totaled US$ 8,797 million at the end of September 2011, which represents a 5.3% decline QoQ. This deterioration was attributable to a decrease in the portfolio’s profitability.  It is important to emphasize that this evolution has been system-wide given that the funds managed by the PPS fell 5.0% QoQ.

If we extend the period of analysis to 5 years (September 2011 / September 2006), PRIMA’S fund 2, which represents 66.3% of its total portfolio under management, achieved a nominal annualized yield of 10.4% while PPS’s average was 9.7%. It is important to emphasize that PRIMA led the system for portfolio profitability during the aforementioned period.

An overview of the figures covering the period extending from the creation of PPS to date (September 2011 / September 1993) indicates that the annualized profitability of the funds managed by the AFP has been 13.8% in nominal terms and 8.4% in real terms.

The following table shows the structure of the funds managed by PRIMA at the end of the third quarter of 2011:

Funds under management as of September 2011	Sep 11	Share %	Jun 11	Share %
Fund 1	788	9.0%	769	8.3%
Fund 2	5,834	66.3%	6,094	65.6%
Fund 3	2,175	24.7%	2,427	26.1%
Total US$ millon	8,797	100%	9,289	100%
Source: Superintendencia de Banca, Seguros y AFP

Financial results

Income
During the third quarter of 2011, PRIMA obtained income from commissions of US$ 26.5 million, which represents growth of 2.0% QoQ and 21.7% YoY. This increase was attributable to the fact that we have been able to strengthen our income base due to growth in the Peruvian economy and a concerted effort to capture new affiliates.

PRIMA’s RAM, which indicates aggregate salaries of system affiliates and represents each company’s income, continued an upward trend in the third quarter and totaled US$ 504.9 million. This figure represents 1.8% growth QoQ.

Estimate of base to calculate earnings	PRIMA	System
US$ million	Sep 2011	Sep 2011	Share %
Income (1)	8.8	29.6	29.9%
Administrative fees (2)	1.75%	1.92%	n.a.
RAM base (3)	505	1,562	32.3%
PRIMA AFP estimates. In accordance to local public infomation,  (CONASEV)
(1) Average income from the last four months, excluding special collections and voluntary contribution fees.
(2) System administrative fee: simple average
(3) RAM: average of aggregated income during the last 4 months excluding special collections and voluntary contributions fees.

Expenses

In the third quarter operating expenses totaled $ 11.7 million, which represented growth of 2.3% QoQ. This increase was due to higher premiums for insurance for disability, survivors and burial expenses in the affiliate portfolio.

Recurrent operating expenses remained at levels similar to those seen in the previous quarter.

Operating income totaled US$ 12.5 million in 3Q11, which represented an increase of 2.5% QoQ. However, expenses related to stock options  (in other expenses) and higher taxes associated to earnings on legal reserves which are not recorded as income but are taxable in local accounting resulted in higher deductions and therefore lower net earnings for the Q reaching US$ 7.6 million. This represented a 2.7% decline with regard to 2Q11's results.

At the end of September 2011, PRIMA reported an asset level of US$ 264.1 million, net shareholder’s equity of US$ 176.6 million and liabilities for a total of US$ 87.6 million.

The table below provides a summary of the financial results:

Main financial indicators	Quarter			Change %		Year ended		Change %
(US$ thousand) (1)	3Q11	2Q11	3Q10	QoQ	YoY	Sep 11	Sep 10	Sep 11 / Sep 10
Income from commissions	26,549	26,019	21,812	2.0%	21.7%	76,551	63,249	21.0%
Administrative and sale expenses	(11,666)	(11,407)	(9,516)	2.3%	22.6%	(33,115)	(27,327)	21.2%
Depreciation and amortization	(2,317)	(2,352)	(2,443)	-1.5%	-5.1%	(7,068)	(7,375)	-4.2%
Net operating income	12,565	12,260	9,853	2.5%	27.5%	36,367	28,548	27.4%
Other income and expenses, net	(355)	8	(298)	-4352.8%	19.3%	(904)	(1,663)	-45.7%
Employee's profit sharing (2)	-	-	(563)	0.0%	-100.0%	-	(563)	-100.0%
Income taxes	(4,544)	(4,297)	(3,208)	5.7%	41.6%	(11,719)	(8,440)	38.8%
Net income before translation results	7,666	7,971	5,784	-3.8%	32.5%	23,745	17,882	32.8%
Translations results and deferred liabilities	(48)	(141)	(88)	-65.7%	-45.2%	(202)	(383)	-47.4%
Net income	7,618	7,830	5,696	-2.7%	33.7%	23,543	17,499	34.5%
Total assets	264,139	260,334	260,186	1.5%	1.5%
Total liabilities	87,576	87,698	91,002	-0.1%	-3.8%
Net shareholders' equity	176,563	172,637	169,184	2.3%	4.4%
(1) IFRS
(2) Due to changes in accounting standards, as of 2011 employee profit sharing is included in administrative and sales expenses.

VIII. Economic Outlook

Economic Activity

After expanding 7.7% in the first half of the year, growth has slowed less than expected despite the fact that the source of uncertainty, political upheaval, has been replaced by concerns about the international context. In this context, annual growth in 3Q11 was close to 7.0%. This appears to reflect an increase in private demand after the new administration gave signs that it would moderate its initial position.

The surprising growth seen in July and August was due to the evolution of the primarily sectors and fishing in particular, which grew more than 75% in both months. This generated positive effects on primary manufacturing and commerce sectors. Nevertheless, figures for August also indicated a rebound in the construction sector, which could indicate that growth may be back on track after a period of instability on the local scene. This more than likely also drove an increase in non-primary manufacturing, which is closely linked to construction activity.

In this context, internal demand should continue to be the main driver of growth due to the evolution of both consumption and investment (despite a considerable accumulation of inventories in the second quarter).  Given the fact that economic activity is highly sensitive to the evolution of private investment, growth in coming quarters will depend heavily on the speed with which private investment recovers. As such, although the economy may continue an upward trend in coming quarters, a foreseeable deterioration in the international scenario will more than likely generate significant risks of a downward revision of the projections posted for 2012.

Gross Domestic Product and Internal Demand
(Annualized percentage variation)

External Sector

In August, the trade balance totaled US$ 1,075 MM, which was significantly higher than the US$ 406 MM reported in the same month in 2010. This result was due to the fact that exports grew more than imports. Annual growth for the former was 52.7% due to a 54.1% increase in traditional exports (primarily in mining and hydrocarbons). Imports, on the other hand, grew 35.1% due to growth in raw material imports (44.9%) and consumer goods imports (29.5%). As such, the accumulated trade balance at the end of August was US$ 6,095 MM, topping the US$ 4,022 MM reported at the same time last year.

An increase in prices rather than volume (26.4% versus 20.9% respectively) drove an increase in exports, which was in line with a context of high international prices for our primary export products (fundamentally minerals). The sources for growth in imports, on the other hand, are less concentrated and reflect similar contributions in terms of prices and volume (16.4% and 16.1% respectively). Particularly noteworthy in this case were growth rates in imports for non-durable consumer goods (20.0%), which was the highest in seven months and topped the average reported in January-July 2011(18.5%). This reflects dynamic internal demand due to an improvement in the private sector’s expectations.

As of October 11, net international reserves (NIR) totaled US$$ 48,024 MM, which is lower by US$$ 44 MM to the figure reported at the end of September. The decline in NIR reported on this day was due primarily to a US$ 273 MM reduction in the financial system’s deposits and net sales of foreign currency at the trading desk for US$ 38 MM. This situation was, however, attenuated by higher public sector deposits and an increase in the valuation of investments (US$ 31 MM and US$ 237 MM respectively).

Exports and Imports
(3 month moving average annual % var.)

Prices and Exchange Rate

Accumulated inflation at the end of September and the inflation corresponding to the last twelve months were 3.7%. Recent price evolution makes it unlikely that the Central Bank’s inflation goal will be met. This, however, will be a temporary situation given that inflation is expected to situate around 2.0% at the end of 2012. The increase in prices reported in 2011 is primarily a reflection of supply conditions, which post higher external prices for food and crude oil, both of which are expected to fall in coming months.  Although some sectors linked to demand show slight price increases, their annual variation falls below 3%.

This upward trend in inflation, although temporary and linked to supply conditions in a context in which economic activity remains more dynamic than expected, suggests that the expansive monetary policy will be executed later than planned despite the fact that the Central Bank has announced that implementation will begin in the next few months. In countries such as Brazil, a decline in the SELIC rate has been implemented as a preventive measure to combat a probable deterioration in the global economy.

In the last few months, the Nuevo Sol has become increasingly volatile due to greater uncertainty regarding the global economy’s evolution. As such, after having reached S/. 2.7775 on Oct. 04, the exchange rate fell to situate at approximately S/. 2.72 since October 12. Given that the international crisis remains in play, new episodes of exchange rate volatility are expected in reaction to news of and expectations regarding the evolution of the global economy. Nevertheless, in the mid-term, once international economic conditions normalize, the fundamentals indicate that the Nuevo Sol will once again assume an appreciatory trend.

Consumer Price Index	Exchange Rate
(Annual percentage variation)	(Nuevos Soles for US$)

Fiscal Sector

Between January and August the economic result of the Non-Financial Public Sector (SPNF) was   S/. 13,631 MM, which contrasts significantly with the accumulated result for the same period in 2010 (S/. 4,722 MM). This is due to the fact that while current income grew 14.7% this year, expenses increased significantly less. In this context, current spending increased 6.9% while capital spending contracted 17.9%.  Moreover, despite recovery in spending at the local and regional government level, total spending fell was once again in August due the change in central government administration.

In terms of income, the largest increase thus far this year (27.4%) corresponds to income tax for natural persons (27.8%), which reflects the evolution of employment and a gradual increase in formalization. Company income tax also grew (26.1%) given that growth went beyond being steady to show a surprising upward trend.   Additionally, higher average prices for export minerals drove income from tax regularization (31.7% thus far this year).

Accumulated growth for the added-value tax was 12.1%, which falls below income’s average pace, due to a decrease in the applicable rate from 17% to 16% (plus 2% of the Municipal Promotion Tax) as of March 01 in accordance with Law 29666. Nevertheless, it is important to point out that this tax’s annual growth rate behaved atypically in May and June of this year (when it grew 25% and 15% respectively compared to the 8% that had been reported since March) due to strong growth in imports in a context of high political uncertainty. On the contrary, accumulated collections for other taxes such as the excise tax on fuel, customs tariffs and ITF show contractions that are attributable to reductions in applied rates throughout the year.

The accumulated surplus at the end of August is equivalent to 2.8% of GDP, which was primarily due to the fact that non-financial spending was stagnant. Nevertheless, differentiated behaviors have been observed for general government components given that national government spending has grown 9.2% while regional and local government spending contracted 5.3% and 23.0% respectively.  Low spending in a context in which the risk of an external crisis has increased led the Ministry of Economy to expand credit lines to increase spending by S/. 890 MM and plans are in the works to add another S/. 1,700 MM. The crisis of 2008-09 showed that inertia in public spending is difficult to overcome. This makes it even more important to stimulate spending to offset an eventual adverse scenario despite the fact that fiscal consolidation should be sought in the mid-term.

Tax Income of the Central Government
(Annualized in Nuevos Soles billions)

Financial System

At the end of August, loans from authorized financial institutions to capture deposits grew 22.6%, which is the highest rate recorded since May 2009 and represents the sixth consecutive month that the increases posted have exceeded 20%.  All loan types had evolved favorably by the end of August. Mortgage loans performed particularly well (+27.6% with regard to August 2010) followed by business loans (+22.3%). In terms of currencies, soles-denominated loans were more dynamic in the consumer loan (+21.4%) and mortgage (+35.1%) segments while dollar-denominated loans were more prevalent in the business loan portfolio (+28.8%).

In line with the pause in monetary policy that the BCR has taken since June, market rates have remained relatively stable. As such, the TIPMN was 2.55% in September after situating at 2.48% in June. The TAMN for the same period increased from 18.58% to 18.72%.  Local rates in dollars have also risen, although moderately, during 3Q11. In this context, the TAMEX went from 7.84% in June to 7.98% in September while the TIPMEX rose from 0.65% to 0.71% during the same period.

Main Economic Indicators

	2009	2010					2011
	Year	IQ	IIQ	IIIQ	IVQ	Year	IQ	IIQ

GDP (US$ MM)	127,153	35,272	39,078	38,545	41,024	153,919	40,962	44,491
Real GDP (var. %)	0.9	6.2	10.0	9.6	9.2	8.8	8.7	6.7
GDP per-cápita (US$)	4,365	4,739	5,204	5,087	5,366	5,099	5,310	5,716
Domestic demand (var. %)	-2.9	8.5	14.2	15.2	13.2	12.8	10.5	8.2
Consumption (var. %)	2.4	5.4	5.8	6.2	6.5	6.0	6.4	6.4
Private Investment (var. %)	-8.6	12.7	29.5	27.5	23.2	23.2	12.3	4.8
CPI (annual change, %)	0.3	0.8	1.6	2.4	2.1	2.1	2.4	3.1
Exchange rate, eop (S/. per US$)	2.89	2.84	2.84	2.79	2.82	2.82	2.78	2.76
Devaluation (annual change, %)	-8.0	-10.2	-5.6	-3.2	-2.4	-2.4	-2.1	-2.7
Exchange rate, average (S/. per US$)	3.01	2.85	2.84	2.81	2.80	2.83	2.78	2.78
Non-Financial Public Sector (% of GDP)	-1.9	3.0	2.1	-1.1	-5.6	-0.5	5.8	5.5
Central government current revenues (% of GDP)	15.9	18.1	18.0	16.6	16.2	17.2	18.9	19.5
Tax Income (% of GDP)	13.8	15.4	15.6	14.3	14.1	14.8	16.3	16.5
Non Tax Income (% of GDP)	2.1	2.7	2.4	2.3	2.1	2.4	2.6	3.0
Current expenditures (% of GDP)	12.7	11.3	10.3	13.3	12.6	11.9	11.0	12.5
Capital expenditures (% of GDP)	6.1	3.9	5.9	6.4	9.2	6.4	2.7	4.6
Trade Balance (US$ MM)	5,873	1,589	1,554	1,484	2,123	6,750	1,909	1,964
Exports (US$ million)	26,885	7,924	8,164	9,299	10,178	35,565	10,103	11,561
Imports (US$ million)	21,011	6,336	6,610	7,815	8,054	28,815	8,195	9,597
Current Account Balance (US$ MM)	247	-553	-342	-889	-531	-2,315	-700	-1,290
Current Account Balance (% of GDP)	0.2	-1.6	-0.9	-2.3	-1.3	-1.5	-1.7	-2.9

Source: BCR, INEI, estimated by BCP.

Company Description:

Credicorp Ltd. (NYSE: BAP) is the leading financial services holding company in Peru. It primarily operates via its four principal Subsidiaries: Banco de Credito del Peru (BCP), Atlantic Security Holding Corporation (ASHC), El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros (PPS) and Grupo Credito.  Credicorp is engaged principally in commercial banking (including trade finance, corporate finance and leasing services), insurance (including commercial property, transportation and marine hull, automobile, life, health and pension fund underwriting insurance) and investment banking (including brokerage services, asset management, trust, custody and securitization services, trading and investment).  BCP is the Company's primary subsidiary.

Safe Harbor for Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties.

The Company cautions readers that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation: (1) adverse changes in the Peruvian economy with respect to the rates of inflation, economic growth, currency devaluation, and other factors, (2) adverse changes in the Peruvian political situation, including, without limitation, the reversal of market-oriented reforms and economic recovery measures, or the failure of such measures and reforms to achieve their goals, and (3) adverse changes in the markets in which the Company operates, including increased competition, decreased demand for financial services, and other factors.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

CREDICORP LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In US$  thousands, IFRS)

	As of			Change %
	Sep 11	Jun 11	Sep 10	QoQ	YoY

ASSETS
Cash and due from banks
Non-interest bearing	1,027,480	1,523,186	961,902	-32.5%	6.8%
Interest bearing	4,036,187	3,932,210	2,906,126	2.6%	38.9%
Total cash and due from banks	5,063,666	5,455,396	3,868,028	-7.2%	30.9%

Marketable securities, net	118,289	98,500	73,986	20.1%	59.9%

Loans	16,401,270	16,198,533	13,409,258	1.3%	22.3%
Current	16,148,626	15,956,024	13,195,983	1.2%	22.4%
Past due	252,644	242,509	213,275	4.2%	18.5%
Less - net provisions for possible loan losses	(483,163)	(470,440)	(411,736)	2.7%	17.3%
Loans, net	15,918,107	15,728,093	12,997,522	1.2%	22.5%

Investments securities available for sale	6,342,142	6,218,023	7,630,494	2.0%	-16.9%
Reinsurance assets	132,289	126,341	145,945	4.7%	-9.4%
Premiums and other policyholder receivables	138,207	131,056	122,643	5.5%	12.7%
Property, plant and equipment, net	402,401	394,343	359,687	2.0%	11.9%
Due from customers on acceptances	84,225	65,420	57,901	28.7%	45.5%
Other assets	1,456,890	1,441,108	1,343,867	1.1%	8.4%

Total assets	29,656,217	29,658,280	26,600,072	0.0%	11.5%

LIABILITIES AND NET SHAREHOLDERS EQUITY
Deposits and Obligations
Non-interest bearing	5,104,702	5,313,258	4,062,688	-3.9%	25.6%
Interest bearing	12,962,189	13,227,155	12,589,321	-2.0%	3.0%
Total deposits and Obligations	18,066,891	18,540,412	16,652,009	-2.6%	8.5%

Due to banks and correspondents	2,246,074	2,210,477	1,719,880	1.6%	30.6%
Acceptances outstanding	84,225	65,420	57,901	28.7%	45.5%
Reserves for property and casualty claims	1,116,277	1,073,705	962,422	4.0%	16.0%
Reserve for unearned premiums	177,926	179,712	163,362	-1.0%	8.9%
Reinsurance payable	59,056	55,886	65,112	5.7%	-9.3%
Bonds and subordinated debt	3,797,410	3,547,892	3,067,395	7.0%	23.8%
Other liabilities	955,043	961,230	992,131	-0.6%	-3.7%
Minority interest	60,534	57,599	230,546	5.1%	-73.7%
Total liabilities	26,563,438	26,692,333	23,910,758	-0.5%	11.1%

Capital stock	471,912	471,912	471,912	0.0%	0.0%
Treasury stock	(74,877)	(74,877)	(74,712)	0.0%	0.2%
Capital surplus	111,145	112,507	119,637	-1.2%	-7.1%
Reserves	1,792,921	1,792,921	1,385,098	0.0%	29.4%
Unrealized gains	245,918	288,631	327,666	-14.8%	-24.9%
Retained earnings	545,760	374,855	459,713	45.6%	18.7%
Net shareholders' equity	3,092,778	2,965,948	2,689,315	4.3%	15.0%

Total liabilities and net shareholders' equity	29,656,217	29,658,280	26,600,072	0.0%	11.5%

Off-balance sheet	11,008,405	11,165,692	9,222,042	-1.4%	19.4%

CREDICORP LTD. AND SUBSIDIARIES
QUARTERLY INCOME STATEMENT
(In US$ thousands, IFRS)

	Quarter			Change %		Year ended		Change %
	3Q11	2Q11	3Q10	QoQ	YoY	Sep 11	Sep 10	YoY

Interest income and expense
Interest and dividend income	466,134	440,977	374,572	5.7%	24.4%	1,338,128	1,051,410	27.3%
Interest expense	(135,660)	(130,516)	(103,134)	3.9%	31.5%	(387,122)	(275,953)	40.3%
Net interest income	330,473	310,461	271,438	6.4%	21.7%	951,006	775,457	22.6%

Net provisions for loan losses	(42,676)	(60,259)	(52,303)	-29.2%	-18.4%	(144,451)	(126,379)	14.3%

Non financial income
Fee income	151,920	151,781	134,813	0.1%	12.7%	446,190	388,749	14.8%
Net gain on foreign exchange transactions	35,242	35,180	26,211	0.2%	34.5%	101,762	75,262	35.2%
Net gain on sales of securities	13,137	6,575	27,894	99.8%	-52.9%	38,218	72,719	-47.4%
Other	6,146	6,616	5,069	-7.1%	21.3%	26,202	21,619	21.2%
Total non financial income, net	206,445	200,152	193,987	3.1%	6.4%	612,372	558,349	9.7%

Insurance premiums and claims
Net premiums earned	151,728	140,472	120,702	8.0%	25.7%	425,205	353,307	20.3%
Net claims incurred	(21,226)	(17,679)	(10,690)	20.1%	98.5%	(54,291)	(38,264)	41.9%
Increase in cost for life and health policies	(81,276)	(69,915)	(65,793)	16.2%	23.5%	(218,663)	(192,820)	13.4%
Total other operating income, net	49,227	52,878	44,220	-6.9%	11.3%	152,250	122,224	24.6%

Operating expenses
Salaries and employee benefits	(147,563)	(140,390)	(115,235)	5.1%	28.1%	(423,372)	(339,567)	24.7%
Administrative, general and tax expenses	(99,527)	(94,896)	(81,463)	4.9%	22.2%	(283,490)	(239,928)	18.2%
Depreciation and amortization	(24,454)	(23,435)	(21,469)	4.3%	13.9%	(71,034)	(62,865)	13.0%
Merger expenses	-	-	-	-	-	-	-
Other	(31,423)	(35,798)	(25,115)	-12.2%	25.1%	(105,911)	(73,939)	43.2%
Total operating expenses	(302,967)	(294,520)	(243,281)	2.9%	24.5%	(883,806)	(716,300)	23.4%

Operating income (1)	240,503	208,713	214,060	15.2%	12.4%	687,371	613,350	12.1%
Translation result	(7,213)	12,638	14,467	-157.1%	-149.9%	6,448	31,202	-79.3%
Employees' profit sharing (2)	-	-	(8,039)	-	-100.0%	-	(22,132)	-100.0%
Income taxes	(58,646)	(43,165)	(54,902)	35.9%	6.8%	(162,487)	(151,322)	7.4%

Net income	174,645	178,185	165,586	-2.0%	5.5%	531,332	471,098	12.8%
Minority interest	3,744	4,019	9,360	-6.8%	-60.0%	11,241	29,078	-61.3%
Net income attributed to Credicorp	170,900	174,166	156,226	-1.9%	9.4%	520,092	442,020	17.7%
(1) Income before translation reults, employees' profit shares and income taxes.
(2) Employees' profit sharing is registered in Salaries and Employees Benefits since 1Q11 due to local regulator's decision.

CREDICORP LTD. AND SUBSIDIARIES
SELECTED FINANCIAL INDICATORS

	Quarter			Year ended
	3Q11	2Q11	3Q10	Sep 11	Sep 10

Profitability
Net income per common share (US$ per share)(1)	2.14	2.18	1.96	6.52	5.54
Net interest margin on interest earning assets (2)	5.0%	4.7%	4.8%	4.9%	5.1%
Return on average total assets (2)(3)	2.3%	2.4%	2.5%	2.4%	2.5%
Return on average shareholders' equity (2)(3)	22.6%	24.2%	24.4%	24.2%	24.2%
No. of outstanding shares (millions)(4)	79.76	79.76	79.76	79.76	79.76

Quality of loan portfolio
Past due loans as a percentage of total loans	1.54%	1.50%	1.59%	1.54%	1.59%
Reserves for loan losses as a percentage of total past due loans	191.2%	194.0%	193.1%	191.2%	193.1%
Reserves for loan losses as a percentage of total loans	2.9%	2.9%	3.1%	2.9%	3.1%

Operating efficiency
Oper. expenses as a percent. of total income (5)	40.6%	40.6%	39.4%	40.4%	40.3%
Oper. expenses as a percent. of av. tot. assets(2)(3)(5)	3.7%	3.5%	3.5%	3.5%	3.6%

Average balances (millions of US$) (3)
Interest earning assets	26,425.00	26,200.44	22,400.67	25,658.63	20,468.68
Total assets	29,657.25	29,496.93	25,214.79	29,265.81	23,984.79
Net shareholder´s equity	3,029.36	2,883.27	2,561.19	2,933.27	2,430.95
(1) Based on Net Income attributed to BAP. Number of shares outstanding of 79.8 million in all periods.
(2) Ratios are annualized.
(3) Averages are determined as the average of period-beginning and period-ending balances.
(4) Net of treasury shares. The total number of shares was of 94.38 million.
(5) Total income includes net interest income, fee income, net gain on foreign exchange transactions and net premiums earned.Operating expenses do not include other expenses.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(In US$ thousands, IFRS)

	As of			Change %
	Sep 11	Jun 11	Sep 10	QoQ	YoY
ASSETS

Cash and due from banks	4,949,039	5,296,043	3,720,491	-6.6%	33.0%
Cash and BCRP	4,037,584	4,819,611	3,196,863	-16.2%	26.3%
Deposits in other Banks	902,427	467,865	523,098	92.9%	72.5%
Interbanks	7,000	6,819	-	2.7%	100.0%
Accrued interest on cash and due from banks	2,028	1,748	530	16.0%	282.6%

Marketable securities, net	118,289	98,500	73,986	20.1%	59.9%

Loans	15,998,891	15,927,315	13,326,601	0.4%	20.1%
Current	15,748,718	15,685,548	13,114,103	0.4%	20.1%
Past Due	250,173	241,767	212,498	3.5%	17.7%
Less - net provisions for possible loan losses	(482,457)	(469,728)	(410,814)	2.7%	17.4%
Loans, net	15,516,434	15,457,587	12,915,787	0.4%	20.1%

Investment securities available for sale	3,979,007	3,906,167	5,336,436	1.9%	-25.4%
Property, plant and equipment, net	336,440	328,851	294,873	2.3%	14.1%
Due from customers acceptances	84,225	65,420	57,901	28.7%	45.5%
Other assets	1,127,381	1,158,761	1,074,535	-2.7%	4.9%

Total assets	26,110,815	26,311,329	23,474,009	-0.8%	11.2%

LIABILITIES AND NET SHAREHOLDERS' EQUITY

Deposits and obligations	16,967,412	17,440,175	15,642,366	-2.7%	8.5%
Demand deposits	6,331,507	6,451,733	5,257,055	-1.9%	20.4%
Saving deposits	4,705,850	4,609,125	3,953,997	2.1%	19.0%
Time deposits	4,441,832	4,827,161	5,267,355	-8.0%	-15.7%
Severance indemnity deposits (CTS)	1,440,930	1,496,795	1,127,933	-3.7%	27.7%
Interest payable	47,293	55,361	36,026	-14.6%	31.3%

Due to banks and correspondents	3,251,910	3,400,461	3,181,057	-4.4%	2.2%
Bonds and subordinated debt	2,952,120	2,622,932	2,004,124	12.6%	47.3%
Acceptances outstanding	84,225	65,420	57,901	28.7%	45.5%
Other liabilities	701,661	720,412	720,209	-2.6%	-2.6%

Total liabilities	23,957,328	24,249,400	21,605,657	-1.2%	10.9%

Net shareholders' equity	2,149,132	2,057,795	1,864,471	4.4%	15.3%
Capital stock	783,213	783,213	783,213	0.0%	0.0%
Reserves	628,987	628,987	388,309	0.0%	62.0%
Unrealized Gains and Losses	87,464	140,212	131,056	-37.6%	-33.3%
Retained Earnings	236,540	236,418	187,143	0.1%	26.4%
Income for the year	412,928	268,965	374,750	53.5%	10.2%

Minority interest	4,355	4,134	3,881	5.3%	12.2%

Total liabilities and net shareholders' equity	26,110,815	26,311,329	23,474,009	-0.8%	11.2%

Off-balance sheet	10,903,399	11,062,402	9,210,482	-1.4%	18.4%

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
QUARTERLY INCOME STATEMENT
(In US$ thousands, IFRS)

	Quarter			Change %		Year ended		Change %
	3Q11	2Q11	3Q10	QoQ	YoY	Sep 11	Sep 10	Sep 11 / Sep 10
Interest income and expense
Interest and dividend income	433,949	408,515	345,937	6.2%	25.4%	1,239,995	963,407	28.7%
Interest expense	(131,486)	(128,198)	(103,663)	2.6%	26.8%	(379,700)	(273,306)	38.9%
Net interest and dividend income	302,463	280,317	242,274	7.9%	24.8%	860,295	690,101	24.7%
Net provision for loan losses	(42,960)	(60,409)	(52,614)	-28.9%	-18.3%	(145,023)	(127,242)	14.0%

Non financial income
Banking services commissions	132,509	132,207	120,839	0.2%	9.7%	386,741	341,639	13.2%
Net gain on foreign exchange transactions	35,281	35,335	26,354	-0.2%	33.9%	101,891	75,452	35.0%
Net gain on sales of securities	12,001	552	18,987	2074.1%	-36.8%	9,918	48,875	-79.7%
Other	1,588	2,532	1,168	-37.3%	36.0%	12,374	8,764	41.2%
Total non financial income,net	181,379	170,626	167,348	6.3%	8.4%	510,924	474,730	7.6%

Operating expenses
Salaries and employees benefits	(125,764)	(117,713)	(95,404)	6.8%	31.8%	(357,384)	(284,810)	25.5%
Administrative expenses	(84,025)	(79,861)	(67,549)	5.2%	24.4%	(236,507)	(201,200)	17.5%
Depreciation and amortization	(20,304)	(19,235)	(17,392)	5.6%	16.7%	(58,409)	(50,652)	15.3%
Other	(7,089)	(11,320)	(4,406)	-37.4%	60.9%	(30,255)	(16,602)	82.2%
Total operating expenses	(237,182)	(228,129)	(184,751)	4.0%	28.4%	(682,555)	(553,264)	23.4%

Operating Income (1)	203,700	162,405	172,257	25.4%	18.3%	543,641	484,325	12.2%
Translation result	(6,622)	12,333	12,896	-153.7%	-151.3%	6,961	29,548	-76.4%
Workers’ profit sharing (2)	-	-	(6,699)	0.0%	-100.0%	-	(18,998)	-100.0%
Income taxes	(53,001)	(36,719)	(39,683)	44.3%	33.6%	(137,182)	(119,584)	14.7%
Minority interest	(113)	(149)	(151)	-24.2%	-25.2%	(491)	(541)	-9.2%
Net income	143,964	137,870	138,620	4.4%	3.9%	412,929	374,750	10.2%
(1) Income before translation results, employees' profit shares and income taxes.
(2) Employees' profit sharing is registered in Salaries and Employees Benefits since 1Q11 due to local  regulator's decision.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
SELECTED FINANCIAL INDICATORS

	Quarter			Year Ended
	3Q11	2Q11	3Q10	Sep 11	Sep 10

Profitability
Net income per common share (US$ per share)(1)	0.056	0.054	0.054	0.161	0.147
Net interest margin on interest earning assets (2)	5.1%	4.7%	4.8%	4.8%	4.9%
Return on average total assets (2)(3)	2.2%	2.1%	2.5%	2.1%	2.3%
Return on average shareholders' equity (2)(3)	27.4%	27.7%	31.3%	27.0%	29.3%
No. of outstanding shares (million)	2,557.70	2,557.70	2,557.70	2,557.70	2,557.70

Quality of loan portfolio
Past due loans as a percentage of total loans	1.56%	1.52%	1.59%	1.56%	1.59%
Reserves for loan losses as a percentage of total past due loans	192.9%	194.3%	193.3%	192.9%	193.3%
Reserves for loan losses as a percentage of total loans	3.0%	3.0%	3.1%	3.0%	3.1%

Operating efficiency
Oper. expenses as a percent. of total income (4)	48.9%	48.4%	46.3%	48.4%	48.5%
Oper. expenses as a percent. of av. tot. assets(2)(3)(4)	3.5%	3.3%	3.3%	3.3%	3.3%

Capital adequacy
Total Regulatory Capital (US$ million)	2,615.3	2,279.7	1,984.8	2,615.3	1,984.8
Tier I capital	1,843.9	1,880.5	1,561.0	1,843.9	1,561.0
BIS ratio (5)	14.8%	13.5%	13.9%	14.8%	13.9%

Average balances (US$ million) (5)
Interest earning assets	23,973.0	24,111.1	20,147.4	23,969.3	18,942.9
Total Assets	26,211.1	26,262.1	22,171.5	26,211.7	21,665.6
Net shareholders´ equity	2,103.5	1,989.0	1,772.1	2,042.3	1,707.6
(1) Shares outstanding of 2,558 million is used for all periods since shares have been issued only for capitalization of profits and inflation adjustment.
(2) Ratios are annualized.
(3) Averages are determined as the average of period-beginning and period-ending balances.
(4) Total  income includes net interest income, fee income and net gain on foreign exchange transactions.
Operating expense includes personnel  expenses, administrative expenses and depreciation and amortization.
(5) Regulatory Capital  /  risk-weighted assets. Risk  weighted assets include market risk and operation risk.

EL PACIFICO - PERUANO SUIZA and SUBSIDIARIES
(In US$ thousand)

	Balance to and for the period
	Of three months ending of			Nine month ended		Change %
	30 Sep 11	30 Jun 11	30 Sep 10					Sep 11 /
	3Q11	2Q11	3Q11	Sep 11	Sep 10	QoQ	YoY	Sep 10
Results
Total Premiums	223,984	197,436	202,871	615,134	521,869	13.4%	10.4%	17.9%
Ceded Premiums	33,120	24,325	37,986	78,028	81,002	36.2%	-12.8%	-3.7%
Unearned premium reserves	34,760	28,399	40,675	99,324	76,040	22.4%	-14.5%	30.6%
Net earned premiums	156,103	144,712	124,210	437,782	364,827	7.9%	25.7%	20.0%
Direct claims	110,108	95,734	79,716	291,496	251,550	15.0%	38.1%	15.9%
Ceded claims	7,606	8,139	3,233	18,542	20,467	-6.5%	135.3%	-9.4%
Net claims	102,502	87,595	76,483	272,954	231,083	17.0%	34.0%	18.1%
Direct commissions	25,565	24,029	21,709	72,298	59,757	6.4%	17.8%	21.0%
Commissions received	3,245	2,667	3,212	8,407	8,397	21.6%	1.0%	0.1%
Net commissions	22,320	21,362	18,497	63,892	51,359	4.5%	20.7%	24.4%
Other direct costs *	10,246	11,516	9,075	32,200	19,075	-11.0%	12.9%	68.8%
Other underwriting income	4,098	2,969	2,531	9,674	7,397	38.0%	61.9%	30.8%
Other direct costs, net	6,148	8,547	6,544	22,526	11,678	-28.1%	-6.0%	92.9%
Underwriting result	25,133	27,208	22,686	78,411	70,707	-7.6%	10.8%	10.9%

Financial income	21,563	23,001	17,766	64,213	53,254	-6.3%	21.4%	20.6%
Gains on sale of securities	(1,383)	3,277	5,768	6,745	12,223	-142.2%	-124.0%	-44.8%
Net property and rental income	1,326	1,254	1,117	3,715	3,453	5.7%	18.6%	7.6%
(-) Financial expenses	418	340	(621)	1,140	1,148	22.9%	-167.4%	-0.8%
Financial income, net	21,086	27,192	25,272	73,533	67,781	-22.5%	-16.6%	8.5%

Salaries and benefits *	16,672	16,388	15,545	50,035	41,774	1.7%	7.2%	19.8%
Administrative expenses *	14,646	13,694	13,074	42,837	37,067	7.0%	12.0%	15.6%
Third party services	7,719	6,726	6,841	21,890	17,017	14.8%	12.8%	28.6%
Management expenses	2,836	2,707	2,544	8,222	7,032	4.8%	11.5%	16.9%
Provisions	1,855	2,064	1,574	5,714	5,018	-10.1%	17.9%	13.9%
Taxes	1,448	1,259	1,384	4,413	3,960	15.0%	4.7%	11.4%
Other expenses *	788	937	732	2,599	4,040	-15.9%	7.6%	-35.7%
General expenses	31,318	30,082	28,619	92,873	78,841	4.1%	9.4%	17.8%

Other income	(123)	81	20	675	574	-251.6%	-722.2%	17.7%
Traslations results	(531)	2,696	1,516	2,180	3,049	-119.7%	-135.0%	-28.5%
Income tax	647	1,320	4,489	6,898	11,225	-51.0%	-85.6%	-38.5%

Income before minority interest	13,601	25,776	16,386	55,028	51,890	-47.2%	-17.0%	6.0%
Minority interest	1,633	3,893	2,645	8,917	9,579	-58.0%	-38.3%	-6.9%

Net income	11,968	21,883	13,741	46,110	42,311	-45.3%	-12.9%	9.0%

Balance (end of period)

Total assets	1,928,975	1,819,551	1,739,047	1,928,975	1,739,047	109,424	189,928	189,928
Invesment on securities and real state (1)	1,351,557	1,290,070	1,259,896	1,351,557	1,259,896	61,487	91,661	91,661
Underwriting reserves	1,295,668	1,253,792	1,126,039	1,295,668	1,126,039	41,876	169,629	169,629
Net equity	414,815	377,003	338,320	414,815	338,320	37,812	76,495	76,495

Ratios

Ceded	14.8%	12.3%	18.7%	12.7%	15.5%
Gross loss ratio	49.2%	48.5%	39.3%	47.4%	48.2%
Loss ratio	65.7%	60.5%	61.6%	62.3%	63.3%
Acquisition costs / earned premium	14.3%	14.8%	14.9%	14.6%	14.1%
Commissions + technical expenses, net / net earned premiums	18.2%	20.7%	20.2%	19.7%	17.3%
Underwriting results / total premium	11.2%	13.8%	11.2%	12.7%	13.5%
Underwriting results / net earned premiums	16.1%	18.8%	18.3%	17.9%	19.4%
General expenses / net earned premiums	20.1%	20.8%	23.0%	21.2%	21.6%
Net income / total premiums	5.3%	11.1%	6.8%	7.5%	8.1%
Return on equity (2)(3)	12.7%	28.0%	18.7%	16.8%	19.1%
Return on total premiums	5.3%	11.1%	6.8%	7.5%	8.1%
Net equity / total assets	21.5%	20.7%	19.5%	21.5%	19.5%
Increase in technical reserves	18.2%	16.4%	24.7%	18.5%	17.2%
General expenses / assets (2)(3)	6.9%	7.0%	7.2%	6.7%	7.0%

Combined ratio of PPS + PS (4)(5)	103.2%	102.8%	94.2%	102.1%	94.0%
Net claims / net earned premiums	67.9%	65.1%	58.0%	64.8%	61.0%
General expenses and commissions / net earned premiums	35.3%	37.8%	36.2%	37.3%	33.0%
* Change in these accounts are due to reclassifications in 3Q10 and 2Q11.
(1) Real State Investment were excluded.
(2) Annualized.
(3) Average are determined as the average of period - beginning and period ending.
(4) Without consolidated adjustments.
(5) PS includes Médica, an additional company which offers medical assistance services.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2011

CREDICORP LTD.

By:	/s/ Mario Ferrari
Mario Ferrari
Authorized Representative